     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 1996

                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                             SECURITIES ACT OF 1933
                             ---------------------

                     AMERICAN BANKERS INSURANCE GROUP, INC.
               (Exact name of Registrant as Specified in Charter)

                     FLORIDA                                           59-1985922
           (State or other jurisdiction                             (I.R.S. Employer
        of incorporation or organization)                         Identification No.)

                            11222 QUAIL ROOST DRIVE
                           MIAMI, FLORIDA 33157-6596
                                 (305) 253-2244
     (Address including zip code, telephone number, including area code, of
                   Registrant's principal executive offices)
                                LEONARDO GARCIA
                                   SECRETARY
                            11222 QUAIL ROOST DRIVE
                           MIAMI, FLORIDA 33157-6596
                                 (305) 253-2244
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                    COPY TO:

            JOSEPHINE CICCHETTI, ESQ.                          JONATHAN L. FREEDMAN, ESQ.
        JORDEN BURT BERENSON & JOHNSON LLP                          DEWEY BALLANTINE
          777 BRICKELL AVENUE, SUITE 500                      1301 AVENUE OF THE AMERICAS
            MIAMI, FLORIDA 33131-2803                        NEW YORK, NEW YORK 10019-6092
                  (305) 371-2600                                     (212) 259-8000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------
                                                                               PROPOSED
                                                               PROPOSED        MAXIMUM
                                                               MAXIMUM        AGGREGATE       AMOUNT OF
                                            AMOUNT TO BE    OFFERING PRICE     OFFERING      REGISTRATION
   TITLE OF SECURITIES TO BE REGISTERED     REGISTERED(1)    PER UNIT(2)       PRICE(2)          FEE
- -----------------------------------------------------------------------------------------------------------
Convertible Preferred Stock............... 2,300,000 shares      $50.00      $115,000,000     $39,655.17
- -----------------------------------------------------------------------------------------------------------
Common Stock, par value $1.00(3)..........                                                     $-0-(4)
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------

(1) Includes 300,000 shares covered by Underwriters' over-allotment option.
(2) Estimated in accordance with Rule 457 solely for purposes of calculating the registration fee.
(3) An indeterminate number of and dollar amount of shares of Common Stock issuable upon, or in connection with, the conversion of the Convertible Preferred Stock.
(4) No registration fee pursuant to Rule 457(i).
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 28, 1996
                                2,000,000 Shares

                   [AMERICAN BANKERS INSURANCE GROUP LOGO]

           $          Series B Cumulative Convertible Preferred Stock
                     (liquidation preference $50 per share)

      Dividends payable           ,           ,           , and
                               ------------------
The annual dividend for each share of $          Series B Cumulative Convertible
Preferred Stock (the "Convertible Preferred Stock") of American Bankers
 Insurance Group, Inc. ("American Bankers" or the "Company") offered hereby
   is        . The Convertible Preferred Stock is convertible at the option of the holder, unless previously redeemed, into shares of Common Stock, par value $1.00 per share (the "Common Stock"), of the Company at a
      rate (subject to adjustment in certain events) of        shares of
       Common Stock for each share of Convertible Preferred Stock,
       equivalent to a conversion price of $          for each share of
        Common Stock. On June 26, 1996, the last reported sale price of the Common Stock on the Nasdaq Stock Market's National Market
          (the "Nasdaq National Market") (symbol "ABIG") was $42 5/8 per share.

The Convertible Preferred Stock is not redeemable prior to           , 2000. On
or after such date, the Company may redeem the Convertible Preferred Stock, in
  whole or in part, at $          per share for the period ending
              , 2001, and declining ratably annually to $50 per share on or
    after           , 2006, plus, in each case, accrued and unpaid
      dividends. Dividends on the Convertible Preferred Stock are cumulative from the date of issuance and are payable quarterly in
         arrears commencing           , 1996. See "Description of
         Capital Stock -- Convertible Preferred Stock." Application
          has been made to list the Convertible Preferred Stock on
             the Nasdaq National Market under the symbol "ABIGP."
                               ------------------
   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
           HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
            SECURITIES COMMISSION PASSED UPON THE ACCURACY OR AD-
                EQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                  Underwriting
                                                   Price to       Discounts and     Proceeds to
                                                   Public(1)       Commissions     Company(1)(2)
                                                 -------------    -------------    -------------
Per Share....................................          $                $                $
Total(3).....................................          $                $                $

(1) Plus accrued dividends, if any, from           , 1996.
(2) Before deducting expenses payable by the Company estimated at $          .
(3) American Bankers has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 300,000 additional shares of Convertible Preferred Stock to cover over-allotments of Convertible Preferred Stock. If the option is exercised in full, the
     total Price to Public will be $     , Underwriting Discounts and
     Commissions will be $     and Proceeds to Company will be $          . See
     "Underwriting."
                               ------------------

     The shares of the Convertible Preferred Stock are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Convertible Preferred Stock will be
made on or about             , 1996.
CS First Boston
                 Donaldson, Lufkin & Jenrette
                         Securities Corporation
                                   Furman Selz

                                                       McDonald & Company
                                                        Securities, Inc.
               The date of this Prospectus is                , 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CONVERTIBLE PREFERRED STOCK OR THE COMMON STOCK OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) AND THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934.

     DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNT OR FOR THE ACCOUNTS OF OTHERS IN THE CONVERTIBLE PREFERRED STOCK OR THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7, AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

     THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED OF THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

     THE LAWS OF THE STATE OF FLORIDA PROHIBIT ANY PERSON FROM DIRECTLY OR INDIRECTLY ACQUIRING CONTROL OF THE COMPANY WITHOUT THE PRIOR APPROVAL OF THE FLORIDA INSURANCE COMMISSIONER. ANY HOLDER OF 5% OR MORE OF THE OUTSTANDING VOTING STOCK OF THE COMPANY IS PRESUMED TO HAVE ACQUIRED CONTROL OF THE COMPANY AND ITS SUBSIDIARIES UNLESS THE FLORIDA INSURANCE COMMISSIONER, UPON APPLICATION, DETERMINES OTHERWISE.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Chicago, Illinois 60604 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits referred to as the "Registration Statement") of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Convertible Preferred Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at the addresses set forth in the preceding paragraph and may be obtained upon payment of the fee prescribed by the Commission.

     Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company with the Commission under the Exchange Act are incorporated herein by reference:

          1. Annual Report on Form 10-K for the fiscal year ended December 31, 1995, dated March 29, 1996.

          2. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996, dated May 10, 1996.

          3. Proxy Statement for the Annual Meeting of Shareholders held May 22, 1996, dated April 19, 1996.

          4. The description of Common Stock contained in the Company's registration statement filed pursuant to the Exchange Act on Form 8-A, filed on April 20, 1981.

     All documents filed by the Company after the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the termination of the offering are incorporated by reference and such documents shall be deemed to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Requests for such copies should be directed to Bruce Camacho, Investor Relations, 11222 Quail Roost Drive, Miami, Florida 33157-6596, (305) 253-2244, ext. 2421.

                               PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus or incorporated herein by reference. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Except as otherwise indicated, all financial information regarding the Company and its insurance subsidiaries has been prepared in accordance with generally accepted accounting principles ("GAAP") rather than statutory accounting principles ("SAP").

                                  THE COMPANY

     American Bankers Insurance Group, Inc. ("American Bankers" or the "Company") is a specialty insurer providing primarily credit-related insurance products and extended service contracts in the U.S. and Canada as well as in Latin America, the Caribbean and the United Kingdom. During 1995, the Company incorporated a wholly owned insurance subsidiary in Mexico, and opened branch operations in Jamaica and Bahrain. The majority of the Company's gross collected premiums are derived from credit-related insurance products sold through financial institutions and other entities which provide consumer financing as a regular part of their businesses. The Company had gross collected premiums of $2.3 billion in 1995, and had total assets and stockholders' equity of $3.1 billion and $524.7 million, respectively, at March 31, 1996.

     The Company's credit-related insurance products consist primarily of life, accidental death and dismemberment ("AD&D"), unemployment, disability and property insurance products issued in connection with the financing of consumer purchases. Credit-related insurance products generally offer a consumer a convenient option to insure a credit card or loan balance so that the amount of coverage purchased equals the amount of outstanding debt. Coverage is generally available to all consumers with few of the underwriting conditions that apply to ordinary term insurance, such as medical examinations and medical history reports. The Company's life and AD&D insurance products generally provide payment in full of the outstanding debt balance in the event of the insured's death. The unemployment and disability products satisfy the minimum monthly loan payment for a specified duration in the event of unemployment or disability. The Company's property insurance products pay the loan balance or the cost of repairing or replacing the insured's merchandise in the event of a loss due to a covered event. The Company's extended service contract products pay the cost of repairing or replacing the insured's merchandise in the event of damages due to a covered event. The Company avoids lines of insurance characterized by long loss payout periods, such as workers' compensation and most general liability coverages.

     The Company markets its credit-related insurance products and extended service contracts on a wholesale basis through a network of clients that consist primarily of major financial institutions, retailers and other entities which provide consumer financing as a regular part of their businesses. American Bankers enters into contracts, typically with terms of three to five years, with its corporate clients pursuant to which such clients market the Company's insurance products to their customers. In return, these clients receive expense reimbursements or commissions and are thus able to recover costs associated with the marketing of the insurance and generate incremental revenues.

     The majority of the Company's business utilizes contracts which afford the Company's clients the opportunity to participate in the underwriting results of policies they market to their customers. For example, the "Retro Plan" contract links a client's overall commission to the claims experience on policies marketed to its customers, so that low loss ratios result in higher commissions for the client and high loss ratios result in lower commissions. Another form of participation is a profit sharing contract under which the client participates in up to 50% of the profits generated from its insurance business. The Company also cedes premiums generated by clients to the clients' own captive insurance companies or to reinsurance subsidiaries in which clients have an equity interest.

     American Bankers also writes non-credit-related insurance products in markets where it believes it has less competition from other insurers. For example, the Company sells group life and disability products through Blue Cross and Blue Shield plans and HMOs. In addition, the Company acts as an administrator for the National Flood Insurance Program, for which it earns a fee for collecting premiums and processing claims. The Company does not assume any underwriting risk with respect to this program.

     The Company's business strategy is to continue developing distribution channels which provide access to large numbers of potential insureds in markets not traditionally served by other insurance companies. In pursuing this strategy, the Company emphasizes long-term relationships and the development of insurance programs designed to meet individual client needs. An essential part of the Company's strategy is to invest in technology which enables American Bankers to accommodate a large group of clients and their customers while simultaneously offering customized insurance programs.

     American Bankers has been able to develop a diverse client base. The Company's largest clients include Chase, First Card, Norwest, The Associates and Bank of New York. The Company distributes its products through nine markets or distribution channels involving over one thousand clients. Its business is generally not concentrated and the ten largest unrelated clients represented 26% of the Company's gross collected premiums in 1995. During this period, no single client accounted for more than 6% of the Company's total premiums.

     American Bankers' life and property insurance subsidiaries jointly market products and programs within each distribution channel, and the Company believes that such cross-marketing achieves economies of scale, thus lowering administrative costs. By combining its service and marketing activities, the Company centralizes the processing of its products and avoids duplication of administrative functions.

     The Company also provides management services and marketing support to its clients. Management services include administration of captive insurance companies and other participating programs for clients. American Bankers provides comprehensive administrative support in claims, accounting, tax, data processing and actuarial matters. In addition, the Company develops and packages credit-related insurance programs to meet a client's particular needs and provides the marketing assistance to implement these programs. Marketing support includes a full range of marketing materials, direct mail and telemarketing services and personnel training programs.

     At March 31, 1996, 82% of the Company's investment portfolio consisted of fixed income securities, of which 86% was rated "A" or higher by Standard & Poor's Corporation ("S&P") and 54% was represented by obligations of the U.S. government or its agencies. Direct mortgage loans and real estate investments constituted less than 1% of the investment portfolio.

     The Company has experienced strong growth in recent years. Gross collected premiums have increased from $960.8 million in 1991 to $2.3 billion in 1995, a compound annual growth rate of 24.2%. Total revenues have increased from $768.4 million in 1991 to $1.4 billion in 1995, a compound annual growth rate of 15.4%. Net operating income (net income excluding cumulative effect of change in accounting; gain on insurance settlement, net of tax; and realized investment gains (losses), net of tax) has increased from $38.0 million in 1991 to $71.8 million in 1995, a compound annual growth rate of 17.2%.

                         SUMMARY FINANCIAL INFORMATION

     The following summary consolidated financial data have been derived from the Consolidated Financial Statements of the Company and should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto incorporated by reference herein, and "Management's Discussion and Analysis of Results of Operations and Financial Condition" appearing elsewhere in this Prospectus. The balance sheet data as of March 31, 1996 and 1995 and the income statement data for the three months ended March 31, 1996 and 1995 are derived from unaudited financial statements of the Company. In the opinion of management, the unaudited information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of operating results to be expected for the fiscal year ending December 31, 1996.

                                   THREE MONTHS
                                  ENDED MARCH 31,                         YEAR ENDED DECEMBER 31,
                              -----------------------   -----------------------------------------------------------
                                1996          1995        1995        1994       1993(1)        1992        1991
                              ---------     ---------   ---------   ---------   ---------     ---------   ---------
                                                 (IN MILLIONS, EXCEPT PER SHARE DATA AND RATIOS)
INCOME STATEMENT DATA:
Gross Collected Premiums....  $  604.6      $  469.1    $2,286.6    $1,761.1    $1,427.2      $1,120.4    $  960.8
Net Premiums Earned.........     341.9         284.6     1,240.7     1,094.3       882.0         733.0       691.4
Net Investment Income.......      27.4          21.8        99.4        74.4        70.4          67.5        68.9
Total Revenues..............     375.7         309.8     1,360.9     1,186.8       973.3         812.1       768.4
Net Income..................      20.6          14.9        72.3        56.5        52.3          42.3        37.4
Net Operating Income(2).....      20.0          15.7        71.8        54.8        46.2          40.4        38.0
BALANCE SHEET DATA (PERIOD
  END):
Investments.................  $1,775.9      $1,390.4    $1,688.4    $1,264.9    $1,110.9      $  982.1    $  912.6
Total Assets................   3,121.9       2,501.9     2,987.7     2,432.5     2,160.5       1,404.3     1,297.4
Notes Payable...............     256.5         202.3       236.0       197.8       158.9         139.6       177.0
Stockholders' Equity(3).....     524.7         433.4       513.0       405.9       399.3         268.4       216.1
PER SHARE DATA:
Primary Net Income..........  $    0.99     $    0.72   $    3.48   $    2.74   $    2.80     $    2.57   $    2.55
Fully Diluted Net Income....       0.99          0.72        3.48        2.74        2.73          2.39        2.22
Fully Diluted Net Operating
  Income Per Share(2).......       0.95          0.76        3.45        2.66        2.39          2.19        2.04
Cash Dividends..............       0.19          0.18        0.75        0.71        0.68          0.60        0.60
Book Value -- Period
  End(3)....................      25.74         21.50       25.34       20.15       19.87         16.38       14.50
OTHER DATA:
Ratio of Earnings to Fixed
  Charges(4)................       7.4 x         6.2 x       6.7 x       6.9 x       8.5 x         6.3 x       5.2 x
Return on Equity(5).........      16.1%         15.4%       15.7 %      14.1 %      15.7 %(6)     17.4 %      19.0 %
Property/Casualty
  Subsidiaries Combined
  Ratio(7)..................      97.1%         95.8%       93.8 %      96.0 %      94.1 %        95.7 %      99.9 %
Property/Casualty Industry
  Composite Combined
  Ratio(8)..................     106.7%        103.8%      106.4 %     108.4 %     106.9 %       115.7 %     108.8 %
Insurance Subsidiaries
  Statutory Policyholders'
  Capital and Surplus.......  $  490.3      $  419.9    $  460.4    $  399.0    $  391.8      $  272.6    $  261.8

- ---------------

(1) During the first quarter of 1993, the Company adopted, on a prospective basis, Statement of Financial Accounting Standards ("SFAS") 109 "Accounting for Income Taxes" and SFAS 113 "Accounting and Reporting of Reinsurance for Short-Duration and Long-Duration Insurance Contracts." Accordingly, certain amounts presented for prior periods may not be comparable.
(2) Net operating income is computed as net income excluding cumulative effect of change in accounting; gain on insurance settlement, net of tax; and realized investment gains (losses), net of tax.
(3) During the first quarter of 1994, the Company adopted, on a prospective basis, SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities." At March 31, 1996, stockholders' equity and book value per share excluding the effect of SFAS 115 were $525.6 million and $25.79, respectively.

(4) For purposes of computing the ratio of earnings to fixed charges, earnings include pre-tax earnings before interest expense and the interest portion of rent expense, which the Company estimates is equivalent to one-third of total rent expense. Fixed charges include interest expense and the interest portion of rent expense.
(5) Return on equity is calculated for each period based on aggregate net income for the four quarters in the 12 months then ended divided by average stockholders' equity during the period.
(6) Before the effect of adopting SFAS 109.
(7) The sum of the ratio of losses incurred to earned premium and the ratio of commissions and underwriting expenses incurred to net premium written determined in accordance with SAP and expressed as a percentage. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income.
(8) As reported by A.M. Best Company, an independent insurance rating organization ("A.M. Best"), except for the three months ended March 31, 1996 and 1995, which is as reported by the Insurance Services Organization ("I.S.O."), an independent organization providing various advisory services to the insurance industry.

                                  THE OFFERING

Securities Offered............   2,000,000 shares of $          Series B
                                 Cumulative Convertible Preferred Stock.

Dividends.....................   Annual cumulative dividends of $          per
                                 share of Convertible Preferred Stock are
                                 payable quarterly out of funds legally
                                 available therefor on each           , when, as
                                 and if declared by the Board of Directors.

Liquidation Preference........   $50 per share of Convertible Preferred Stock,
                                 plus accrued and unpaid dividends.

Conversion Rights.............   Each share of Convertible Preferred Stock will
                                 be convertible at any time at the option of the
                                 holders thereof into           shares of Common
                                 Stock of the Company, subject to adjustment in certain events, including a Fundamental Change
                                 (as defined herein). See "Description of Capital Stock -- Convertible Preferred
                                 Stock -- Conversion Rights."

Optional Redemption...........   The Convertible Preferred Stock will not be
                                 redeemable prior to        , 2000. On and after
                                 such date, the Convertible Preferred Stock will
                                 be redeemable, in whole or in part, at the
                                 option of the Company, at $          per share
                                 of Convertible Preferred Stock during the
                                 period from           and declining ratably
                                 annually to $50 per share of Convertible
                                 Preferred Stock on or after        , 2006, plus
                                 in each case accrued and unpaid dividends to the redemption date.

Voting Rights.................   The holders of Convertible Preferred Stock will
                                 not have any voting rights, except as provided by applicable law and except that, among other things, holders will be entitled to vote as a separate class (with the holders of shares of any other series of preferred stock of the Company having similar rights) to elect two directors of the Company if the equivalent of six quarterly dividends payable on the Convertible Preferred Stock are in arrears. In addition, except as expressly required by applicable law, the Company will not, without the affirmative vote or consent of the holders of the Company's preferred stock (voting separately as a single class without regard to series), take certain actions so as adversely to affect any rights and preferences of the preferred stock, and the Company will not, without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding
                                 Convertible Preferred Stock, voting separately as a series, take certain actions so as adversely to affect the relative rights and preferences of the Convertible Preferred Stock.

                                 Each share of Convertible Preferred Stock will be entitled to one vote on matters on which holders of such shares are entitled to vote.

Shares of Common Stock
  Outstanding(1)..............   20,942,028

Use of Proceeds...............   American Bankers will use the net proceeds from
                                 the offering for the funding of investments in insurance subsidiaries of the Company
                                 (including the repayment of $80 million of short-term indebtedness from borrowings after
                                 March 31, 1996, under the Company's short-term credit facility, which were previously used for such purposes) and for general corporate purposes. See "Use of Proceeds."

Nasdaq National Market
Symbols:

     Convertible Preferred
Stock.........................   ABIGP(2)

     Common Stock.............   ABIG
- ---------------

(1) Unless otherwise indicated herein to the contrary, all share and per share information does not give effect to: (i) shares issuable upon conversion of the 2,300,000 shares of Convertible Preferred Stock offered hereby (including the over-allotment option for 300,000 shares of Convertible Preferred Stock) to shares of Common Stock; and (ii) 1,007,535 shares of Common Stock reserved for issuance under the Company's various option and debenture plans (except for shares acquirable upon the exercise of options which are exercisable within 60 days). See Note 9 to the Consolidated Financial Statements incorporated by reference herein.
(2) Proposed.

                                  THE COMPANY

     American Bankers is a specialty insurer providing primarily credit-related insurance products and extended service contracts in the U.S. and Canada as well as in Latin America, the Caribbean and the United Kingdom. During 1995, the Company incorporated a wholly owned insurance subsidiary in Mexico, and opened branch operations in Jamaica and Bahrain. The majority of the Company's gross collected premiums are derived from credit-related insurance products sold. The Company had gross collected premiums of $2.3 billion in 1995, and had total assets and stockholders' equity of $3.1 billion and $524.7 million, respectively, at March 31, 1996.

     The Company's credit-related insurance products consist primarily of life, AD&D, unemployment, disability and property insurance products issued in connection with the financing of consumer purchases. Credit-related insurance products generally offer a consumer a convenient option to insure a credit card or loan balance so that the amount of coverage purchased equals the amount of outstanding debt. Coverage is generally available to all consumers with few of the underwriting conditions that apply to ordinary term insurance, such as medical examinations and medical history reports. The Company's life and AD&D insurance products generally provide payment in full of the outstanding debt balance in the event of the insured's death. The unemployment and disability products satisfy the minimum monthly loan payment for a specified duration in the event of unemployment or disability. The Company's property insurance products pay the loan balance or the cost of repairing or replacing the insured's merchandise in the event of a loss due to a covered event. The Company's extended service contract products pay the cost of repairing or replacing the insured's merchandise in the event of damages due to a covered event. The Company avoids lines of insurance characterized by long loss payout periods, such as workers' compensation and most general liability coverages.

     The Company markets its credit-related insurance products and extended service contracts on a wholesale basis through a network of clients that consist primarily of major financial institutions, retailers and other entities which provide consumer financing as a regular part of their businesses. American Bankers enters into contracts, typically with terms of three to five years, with its corporate clients pursuant to which such clients market the Company's insurance products to their customers. In return, these clients receive expense reimbursements or commissions and are thus able to recover costs associated with the marketing of the insurance and generate incremental revenues.

     The majority of the Company's business utilizes contracts which afford the Company's clients the opportunity to participate in the underwriting results of policies they market to their customers. For example, the "Retro Plan" contract links a client's overall commission to the claims experience on policies marketed to its customers, so that low loss ratios result in higher commissions for the client and high loss ratios result in lower commissions. Another form of participation is a profit sharing contract under which the client participates in up to 50% of the profits generated from its insurance business. The Company also cedes premiums generated by clients to the clients' own captive insurance companies or to reinsurance subsidiaries in which clients have an equity interest.

     American Bankers also writes non-credit-related insurance products in markets where it believes it has less competition from other insurers. For example, the Company sells group life and disability products through Blue Cross and Blue Shield plans and HMOs. In addition, the Company acts as an administrator for the National Flood Insurance Program, for which it earns a fee for collecting premiums and processing claims. The Company does not assume any underwriting risk with respect to this program.

     The Company's business strategy is to continue developing distribution channels which provide access to large numbers of potential insureds in markets not traditionally served by other insurance companies. In pursuing this strategy, the Company emphasizes long-term relationships and the development of insurance programs designed to meet individual client needs. An essential part of the Company's strategy is to invest in technology which enables American Bankers to accommodate a large group of clients and their customers while simultaneously offering customized insurance programs.

     American Bankers has been able to develop a diverse client base. The Company's largest clients include Chase, First Card, Norwest, The Associates and Bank of New York. The Company distributes its products through nine markets or distribution channels involving over one thousand clients. Its business is generally not concentrated and the ten largest unrelated clients represented 26% of the Company's gross collected premiums in 1995. During this period, no single client accounted for more than 6% of the Company's total premiums.

     American Bankers' life and property insurance subsidiaries jointly market products and programs within each distribution channel, and the Company believes that such cross-marketing achieves economies of scale, thus lowering administrative costs. By combining its service and marketing activities, the Company centralizes the processing of its products and avoids duplication of administrative functions.

     The Company also provides management services and marketing support to its clients. Management services include administration of captive insurance companies and other participating programs for clients. American Bankers provides comprehensive administrative support in claims, accounting, tax, data processing and actuarial matters. In addition, the Company develops and packages credit-related insurance programs to meet a client's particular needs and provides the marketing assistance to implement these programs. Marketing support includes a full range of marketing materials, direct mail and telemarketing services and personnel training programs.

     At March 31, 1996, 82% of the Company's investment portfolio consisted of fixed income securities, of which 86% was rated "A" or higher by S&P and 54% was represented by obligations of the U.S. government or its agencies. Direct mortgage loans and real estate investments constituted less than 1% of the investment portfolio.

     The Company has experienced strong growth in recent years. Gross collected premiums have increased from $960.8 million in 1991 to $2.3 billion in 1995, a compound annual growth rate of 24.2%. Total revenues have increased from $768.4 million in 1991 to $1.4 billion in 1995, a compound annual growth rate of 15.4%. Net operating income (net income excluding cumulative effect of change in accounting; gain on insurance settlement, net of tax; and realized investment gains (losses), net of tax) has increased from $38.0 million in 1991 to $71.8 million in 1995, a compound annual growth rate of 17.2%.

     The Company's insurance subsidiaries with ratings from A.M. Best include:

           LIFE INSURANCE                                    PROPERTY AND CASUALTY INSURANCE
- ------------------------------------                       ------------------------------------
American Bankers Life Assurance                            American Bankers Insurance Company
  Company of Florida (ABLAC)........    "A (Excellent)"      of Florida (ABIC).................   "A- (Excellent)"
Caribbean American Life Assurance                          American Reliable Insurance Company
  Company (CALAC)...................    "A (Excellent)"    (ARIC)..............................   "A- (Excellent)"
Voyager Life Insurance Company                             Voyager Indemnity Insurance Company
  (VLIC)............................   "B+ (Very Good)"    (VIIC)..............................   "A- (Excellent)"
Voyager Life and Health Insurance                          Voyager Property and Casualty
  Company (VLHIC)...................   "B+ (Very Good)"      Insurance Company (VPCIC).........   "A- (Excellent)"

In evaluating a company's financial and operating performance, A.M. Best reviews the company's profitability, leverage and liquidity as well as the value of its assets, the adequacy of its reserves and the experience and competency of its management. A.M. Best's ratings are based upon factors relevant to policyholders, agents, insurance brokers, and intermediaries and are not directed to the protection of investors.

     The Company's executive offices are located at 11222 Quail Roost Drive, Miami, Florida 33157-6596. Its telephone number is (305) 253-2244.

                                USE OF PROCEEDS

     American Bankers will use the net proceeds from the offering of
approximately $          (approximately $          if the Underwriters'
over-allotment option is exercised in full) for the funding of investments in insurance subsidiaries of the Company (including the repayment of $80 million of short-term indebtedness from borrowings after March 31, 1996 under the Company's short-term credit facility, which were previously used for such purposes) and for general corporate purposes. See Note 7 to the Consolidated Financial Statements incorporated by reference herein.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is listed on the Nasdaq National Market under the symbol "ABIG." The following table sets forth the price range of the Common Stock and the cash dividends declared per share for the periods shown. The Common Stock prices are the last sale price as reported on the Nasdaq National Market.

                                                                        PRICE RANGE
                                                                      ---------------     CASH
                                                                       HIGH     LOW     DIVIDENDS
                                                                      ------   ------   ---------
1994
First Quarter.......................................................  $26 3/4  $22 1/4    $0.17
Second Quarter......................................................  23 3/4   21 1/8      0.18
Third Quarter.......................................................  24 1/2   20 3/8      0.18
Fourth Quarter......................................................  25 3/8       19      0.18
1995
First Quarter.......................................................  30 5/8   23 1/2      0.18
Second Quarter......................................................  32 1/4   26 5/8      0.19
Third Quarter.......................................................  37 1/4   30 7/8      0.19
Fourth Quarter......................................................      39   34 7/8      0.19
1996
First Quarter.......................................................  39 5/8   33 1/2      0.19
Second Quarter (through June 26, 1996)..............................  43 7/8   32 7/8      0.20

     The last sale price per share of the Common Stock on June 26, 1996, as reported by Nasdaq National Market, was $42 5/8.

     The Company's Board of Directors currently intends to continue to declare a quarterly cash dividend on each share of the Common Stock. The amount of such dividends is intended to be based on the Company's net income and cash flow. The Company currently intends that the quarterly dividends will continue at the rate of $.20 per share. Each declaration of dividends will be reviewed by the Board of Directors quarterly and will be determined, at the discretion of the Board of Directors, in light of the Company's results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant at that time by the Company's Board of Directors.

     As an insurance holding company, the Company depends on dividends and other permitted payments from its subsidiaries to pay cash dividends to stockholders. The payment of dividends and such other payments by the insurance subsidiaries are restricted by the laws of each insurance subsidiary's state of domicile. State insurance regulators have authority in certain circumstances to block payments of dividends and other amounts by the insurance subsidiaries that would otherwise be permitted without regulatory approval. The Company is also subject to restrictions on dividend payments (including dividend payments on the Convertible Preferred Stock) pursuant to the terms of certain of its financing arrangements. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources" and
"Business -- Government Regulation -- Dividend Regulation."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1996, and as adjusted to reflect the Company's borrowings under its short-term credit facility after March 31, 1996, and as further adjusted to reflect the net proceeds from the sale by the Company of 2,000,000 shares of Convertible Preferred Stock at an offering price of $50 per share (assuming the Underwriters' over-allotment option is not exercised) and the repayment of such borrowings.

                                                                       AT MARCH 31, 1996
                                                             --------------------------------------
                                                                            AS          AS FURTHER
                                                              ACTUAL    ADJUSTED(1)     ADJUSTED(2)
                                                             --------   -----------     -----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA
                                                                        AND PERCENTAGES)
Indebtedness:
  Commercial Paper.........................................  $108,000    $ 188,000       $ 108,000(3)
  Global Fixed Rate Note Due May 3, 1999...................    75,000       75,000          75,000
  Global Floating Rate Note Due April 12, 2000.............    50,000       50,000          50,000
  Other Indebtedness.......................................    23,450       23,450          23,450
                                                             --------   -----------     -----------
          Total Indebtedness...............................   256,450      336,450         256,450
                                                             --------   -----------     -----------
Stockholders' Equity:
  Preferred Stock; 3,500 shares authorized:
     Series A Participating Preferred Stock; 350 reserved
       for issuance; none outstanding......................        --           --              --
     Convertible Preferred Stock...........................        --           --         100,000
  Common Stock, $1.00 par value; 35,000 shares authorized;
     20,476 issued and outstanding; 1,473 reserved for
     issuance..............................................    20,476       20,476          20,476
  Additional Paid-in-Capital...............................   216,283      216,283         213,056
  Net Unrealized Investment and Foreign Exchange
     (Losses)..............................................      (891)        (891)           (891)
  Retained Earnings........................................   299,557      299,557         299,557
  Treasury Stock at Cost -- 93 shares......................    (1,426)      (1,426)         (1,426)
  Unamortized Restricted Stock.............................    (3,406)      (3,406)         (3,406)
  Collateralization of Loan to LESOP(4)....................    (5,844)      (5,844)         (5,844)
                                                             --------   -----------     -----------
          Total Stockholders' Equity.......................   524,749      524,749         621,522
                                                             --------   -----------     -----------
          Total Capitalization.............................  $781,199    $ 861,199       $ 877,972
                                                             ========    =========       =========
  Debt as a Percentage of Total Capitalization.............      32.8%                        29.2%
                                                             ========                    =========
  Book Value per share of Common Stock.....................  $  25.74                    $   25.59
                                                             ========                    =========

- ---------------

(1) Reflects the Company's borrowing under its short-term credit facility, incurred subsequent to March 31, 1996.
(2) Reflects the application of the net proceeds from the offering.
(3) Reflects repayment of the borrowings under the Company's short-term credit facility.
(4) Leveraged Employee Stock Ownership Plan.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following summary data should be read in conjunction with the Company's Consolidated Financial Statements and "Management's Discussion and Analysis of Results of Operations and Financial Condition." The annual income statement and balance sheet data set forth below for the years 1991 through 1995 have been derived from the Consolidated Financial Statements audited by Price Waterhouse LLP, independent accountants. The unaudited financial information as of and for the three months ended March 31, 1996 and 1995 has been derived from unaudited financial statements which include, in the Company's opinion, all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the interim results. Interim results are not necessarily indicative of the results to be expected for the full year.

                                   THREE MONTHS
                                  ENDED MARCH 31,                         YEAR ENDED DECEMBER 31,
                              -----------------------   -----------------------------------------------------------
                                1996          1995        1995        1994       1993(1)        1992        1991
                              ---------     ---------   ---------   ---------   ---------     ---------   ---------
                                                 (IN MILLIONS, EXCEPT PER SHARE DATA AND RATIOS)
INCOME STATEMENT DATA:
Gross Collected Premiums....  $  604.6      $  469.1    $2,286.6    $1,761.1    $1,427.2      $1,120.4    $  960.8
Net Premiums Earned.........     341.9         284.6     1,240.7     1,094.3       882.0         733.0       691.4
Net Investment Income.......      27.4          21.8        99.4        74.4        70.4          67.5        68.9
Total Revenues..............     375.7         309.8     1,360.9     1,186.8       973.3         812.1       768.4
Net Income..................      20.6          14.9        72.3        56.5        52.3          42.3        37.4
Net Operating Income(2).....      20.0          15.7        71.8        54.8        46.2          40.4        38.0
BALANCE SHEET DATA (PERIOD END):
Investments.................  $1,775.9      $1,390.4    $1,688.4    $1,264.9    $1,110.9      $  982.1    $  912.6
Total Assets................   3,121.9       2,501.9     2,987.7     2,432.5     2,160.5       1,404.3     1,297.4
Notes Payable...............     256.5         202.3       236.0       197.8       158.9         139.6       177.0
Stockholders' Equity(3).....     524.7         433.4       513.0       405.9       399.3         268.4       216.1
PER SHARE DATA:
Primary Net Income..........  $    0.99     $    0.72   $    3.48   $    2.74   $    2.80     $    2.57   $    2.55
Fully Diluted Net Income....       0.99          0.72        3.48        2.74        2.73          2.39        2.22
Fully Diluted Net Operating
  Income Per Share(2).......       0.95          0.76        3.45        2.66        2.39          2.19        2.04
Cash Dividends..............       0.19          0.18        0.75        0.71        0.68          0.60        0.60
Book Value -- Period
  End(3)....................      25.74         21.50       25.34       20.15       19.87         16.38       14.50
OTHER DATA:
Ratio of Earnings to Fixed
  Charges(4)................       7.4 x         6.2 x       6.7 x       6.9 x       8.5 x         6.3 x       5.2 x
Return on Equity(5).........      16.1%         15.4%       15.7 %      14.1 %      15.7 %(6)     17.4 %      19.0 %
Property/Casualty
  Subsidiaries Combined
  Ratio(7)..................      97.1%         95.8%       93.8 %      96.0 %      94.1 %        95.7 %      99.9 %
Property/Casualty Industry
  Composite Combined
  Ratio(8)..................     106.7%        103.8%      106.4 %     108.4 %     106.9 %       115.7 %     108.8 %
Insurance Subsidiaries
  Statutory Policyholders'
  Capital and Surplus.......  $  490.3      $  419.9    $  460.4    $  399.0    $  391.8      $  272.6    $  261.8

- ---------------

(1) During the first quarter of 1993, the Company adopted, on a prospective basis, SFAS 109 and SFAS 113. Accordingly, certain amounts presented for prior periods may not be comparable.
(2) Net operating income is computed as net income excluding cumulative effect of change in accounting; gain on insurance settlement, net of tax; and realized investment gains (losses), net of tax.
(3) During the first quarter of 1994, the Company adopted, on a prospective basis, SFAS 115. At March 31, 1996, stockholders' equity and book value per share, excluding the effect of SFAS 115 were $525.6 million and $25.79, respectively.
(4) For purposes of computing the ratio of earnings to fixed charges, earnings include pre-tax earnings before interest expense and the interest portion of rent expense, which the Company estimates is equivalent to one-third of total rent expense. Fixed charges include interest expense and the interest portion of rent expense.
(5) Return on equity is calculated for each period based on aggregate net income for the four quarters in the 12 months then ended divided by average stockholders' equity during the period.
(6) Before the effect of adopting SFAS 109.

(7) The sum of the ratio of losses incurred to earned premium and the ratio of commissions and underwriting expenses incurred to net premium written determined in accordance with SAP and expressed as a percentage. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income.
(8) As reported by A.M. Best except for the three months ended March 31, 1996 and 1995, which is as reported by the I.S.O.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

     The property and casualty industry experienced higher earnings in 1995, as a result of fewer major catastrophes, reductions in loss costs and an increase in investment income. Also, the reinsurance market has witnessed some softening in prices, so during 1995 insurance companies generally renewed their coverages at prior year levels without incurring additional cost.

     Unprecedented catastrophe losses in recent years have prompted insurers to more aggressively limit their exposures to catastrophes. Such actions have in turn created insurance availability problems in certain areas. In response to this environment, some activity at the state level has occurred. During 1995, the California legislature authorized the establishment of the California Earthquake Authority, which will provide an alternative facility to California consumers for obtaining insurance to cover the earthquake peril. A similar situation exists in Florida where a state-sponsored insurance facility has accepted a significant number of insureds as insurance companies have continued to limit the amount of their Florida business.

     Litigation continues to be a major industry concern. In Alabama, the insurance industry has been targeted in litigation. The legal environment in Alabama has received national news coverage and the Alabama legislature is considering tort reform. Changes, if any, in the current environment cannot be predicted. In the meantime, Alabama litigation represents a significant issue to the industry.

     The federal government, commercial companies and the insurance industry continue to work together toward Superfund reform and dealing with the cleanup of pollution sites. Among issues pending are the determinations of retroactive liability and a proposed insurer-specific tax.

     Recently national banks were found to have the authority to sell life insurance. While this highly publicized development may adversely impact traditional life insurance companies, the Company believes that this should not adversely impact the Company in that its major products do not include traditional life insurance and its major products are typically sold through financial institutions including banks. Accordingly, this development may result in additional products or services being sold through the Company's bank distribution channel. In other recent developments, the Company has become aware that some financial institutions have, in connection with a loan, begun to issue debt cancellation agreements. These agreements provide that upon the death of the borrower, the lender will deem the loan paid-in-full and provide protection to the borrower that is similar to the Company's credit life and credit disability products. Various state insurance and financial institutions regulators are examining these agreements to determine whether they should be regulated as insurance.

RESULTS OF OPERATIONS -- QUARTERS ENDED MARCH 31, 1995 AND MARCH 31, 1996

     Gross collected premiums increased $135.5 million or 29% to $604.6 million for the three months ended March 31, 1996, from $469.1 million for the same period of 1995. The Company's unemployment products continued to perform well, contributing 22% or $30.3 million of the increase in gross collected premium. Also contributing to the increase was the Company's extended service contract products that accounted for $50.2 million, representing 8% of the Company's gross collected premium for the three months.

     During the three months ended March 31, 1996, total premiums and other revenues were $375.7 million, an increase of $65.9 million over total premiums and other revenues of $309.8 million for the same period in 1995. The increase included a $57.3 million increase in net premiums earned resulting generally from the premium growth experienced by the Company's existing clients. Despite the lower interest rate environment, the increase also included $5.6 million of additional investment income during the first quarter of 1996 as compared to the same period of 1995, due to the overall growth in invested assets.

     The benefits and claims ratio increased to 43% for the three months ended March 31, 1996, compared to the ratio of 37% for the same period of 1995. However, this adverse movement was offset by a reduction in the commissions ratio from 42% for the three months ended March 31, 1995, to 37% for the same period of 1996.

     The effective tax rate increased from 31.2% for the three months ended March 31, 1995, compared to 33.2% for the same period of 1996. The increased rate was primarily attributable to the increased proportion of profits derived from the Company's U.S. business, which is taxed at the statutory rate of 35%.

     The increase in interest expense from $3.5 million to $4.1 million reflected the effects of higher debt levels ($256.5 million at March 31, 1996, versus $202.3 million at March 31, 1995).

RESULTS OF OPERATIONS -- 1993 THROUGH 1995

     Net income for 1995 increased to $72.3 million from $56.5 million in 1994, representing an increase of 28%. The Company's largest financial distribution channels continue to produce strong overall premium growth contributing to the increase in net income. The 1995 results included, on an after-tax basis, an increase of $16.2 million in net investment income, net investment gains of $.5 million and a $3.8 million charge on the settlement of the final portion of the credit bond litigation described below. The 1994 results included, on an after-tax basis, $1.7 million in net investment gains and a $2.9 million charge on the final settlement of the credit bond litigation initiated by bondholders. The 1993 results included, on an after-tax basis, $4.6 million in net losses attributable to adverse development of claims from Hurricane Andrew and losses incurred from a March winter storm which affected the Northeastern United States.

     Pre-tax operating income before realized gains (losses) by industry segment was as follows:

                                                                INCOME       REALIZED   INCOME
                                                              EXCLUDING       GAINS     BEFORE
                             LIFE                           GAINS (LOSSES)   (LOSSES)    TAXES
                                                            --------------   --------   -------
    ------------------------------------------------------
                                                                      (IN THOUSANDS)
    1995..................................................     $ 43,469      $  1,262   $44,731
    1994..................................................       30,434         1,586    32,020
    1993..................................................       21,767         6,397    28,164
    PROPERTY AND CASUALTY
    1995..................................................     $ 83,971      $  3,386   $87,357
    1994..................................................       66,023           670    66,693
    1993..................................................       60,531        (1,839)   58,692

     These segment results exclude interest and other corporate activity. The 1993 winter storm and credit bond losses are included in the property and casualty segment. See Note 12 to the Consolidated Financial Statements incorporated by reference herein.

  Revenues

     The Company's total revenues in 1995 increased by 15%, primarily due to the increases in net earned premiums of $146.4 million and investment income of $25.0 million. The Company continued to show its biggest growth in the property and casualty segment where revenues increased by $158.9 million compared to the life segment increase of $23.0 million. A significant portion of the increase in the property and casualty segment was from net earned premiums on the Company's unemployment products. The Company's total revenues in 1994 increased by 22% over that of 1993 primarily due to increase in net earned premiums. The majority of the growth in the Company's business came from its Credit A&H and Credit Unemployment products.

     Gross collected premiums increased more than $500 million or approximately 30% from $1.8 billion in 1994 to $2.3 billion in 1995. The majority of the increase was generated from three of the Company's products.

     Gross collected premiums for the selected three products were:

                                                                YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                            PRODUCT                            1995       1994     INCREASE
    -------------------------------------------------------  --------   --------   --------
                                                                     (IN THOUSANDS)
    Credit Unemployment....................................  $410,800   $269,800   $141,000
    Credit A&H.............................................   349,000    244,500    104,500
    Extended Service Contracts.............................   129,500     19,300    110,200
                                                             --------   --------   --------
              Total........................................  $889,300   $533,600   $355,700
                                                             ========   ========   ========

     The Company expects its premium growth to continue at recent historic rates depending on the acquisition of new clients, introduction of new products to its existing accounts and pursuit of opportunities as other insurance companies withdraw from the credit insurance market.

     The cost of reinsurance to cover catastrophe losses increased by $3.1 million to $9.5 million in 1995. The Company continuously reviews its exposure to catastrophe losses and, in 1995, increased its coverage which accounted for the majority of the increase in cost. The cost had remained relatively flat from 1993 to 1994 at $6.7 million and $6.4 million, respectively. The unusually large number of major catastrophe losses recently experienced by the industry had caused the reinsurance market capacity to be limited and more costly; however, the reinsurance market showed signs of stabilizing in 1995, and, consequently, costs for similar coverages are expected to remain at current levels in the foreseeable future.

     Investment income increased significantly to $99.4 million in 1995 from $74.4 million in 1994, representing a 34% increase. The increase was mainly due to the higher interest rate environment experienced during the early part of 1995 and the overall increase in invested assets of $423.5 million due primarily to premium growth. The increase in 1994 from 1993 was 6%. The Company's investment yield was 6.7% in 1995, 6.3% in 1994 and 6.7% in 1993. The Company's tax strategy of investing in tax-favored investments, such as low-income housing tax credit investments, also affected the overall pre-tax investment returns.

     Gross collected premiums increased 23% in 1994 and 27% in 1993. Net earned premiums increased 24% in 1994 and 20% in 1993.

     Total net premiums earned by industry segment were as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                                ----------------------------
                         INDUSTRY SEGMENT                         1995       1994      1993
    ----------------------------------------------------------  --------   --------   ------
                                                                       (IN MILLIONS)
    Life......................................................  $  377.1   $  360.1   $305.1
    Property and Casualty.....................................     863.6      734.2    576.9
                                                                --------   --------   ------
              Total...........................................  $1,240.7   $1,094.3   $882.0
                                                                 =======    =======   ======

  Claims and Commissions

     The Company enjoyed continuing improvement of its underwriting results in 1995. Through the Company's extensive use of adjustable commission arrangements based on claims experience, it has been able to generate business with improved underwriting results. The overall loss ratio for the Company (excluding credit bond losses) was 36.7% in 1995 compared to 39.7% in 1994 and 39.6% in 1993. The commission expense ratios for the same periods were 42.4% for 1995, 40.0% for 1994 and 40.6% for 1993, resulting in combined claims and commissions ratio of 79.1%, 79.7% and 80.2% for 1995, 1994 and 1993, respectively.

     The net retained underwriting profit (premiums less benefits, claims including credit bond and commissions) was 20% in 1995, 19.7% in 1994 and 19.5% in 1993.

     A few of the Company's products such as Mobilehome Physical Damage and Homeowners are affected by seasonal changes during the year, causing the profitability in those lines and for the Company to fluctuate throughout the year.

     The Company's experience in the property and casualty segment has been better than industry experience, according to A.M. Best, for the last three years, as demonstrated by the following combined statutory ratios:

                                                                       YEAR ENDED DECEMBER
                                                                               31,
                                                                      ----------------------
                       COMBINED STATUTORY RATIOS                      1995     1994     1993
    ----------------------------------------------------------------  ----     ----     ----
    American Bankers................................................   94 %     96 %     94 %
    Industry........................................................  106      108      107

     In 1995, the Company completed a settlement of the only remaining lawsuit related to its discontinued credit bond insurance product line which resulted in an after-tax charge of $3.8 million. Credit bond pre-tax losses and expenses amounted to $11.5, $6.6 and $3.0 million in 1995, 1994 and 1993, respectively. The losses included reserves and partial litigation settlements of $5.8 million in 1995 and $4.5 million in 1994. There were no credit bond settlements in 1993. The Company anticipates no significant future expenses or losses associated with the remaining policies in force.

     The Company's adverse loss reserve development includes the effects from losses experienced from excess casualty reinsurance pools in which the Company discontinued participation effective in or prior to 1981. The Company reported pre-tax losses from these pools of $7.3 million in 1995, $4.2 million in 1994 and $3.0 million in 1993. The 1995 results included reserve additions of $3.0 million, made throughout the year to existing claims. The business is long-tail in nature and losses continue to exceed both Company and industry expectations. Most of these losses result from asbestos related and environmental pollution claims. The Company's exposure is only through participation in excess casualty pools. These pools typically involve high layer coverages that are applicable only after primary insurance coverage and, in many cases, reinsurance coverages have been exhausted. The Company's experience can differ significantly from that of other insurers which wrote the primary coverages directly. The Company establishes loss reserves on known claims as recommended by the various pool managers. Additional reserves to compensate for those claims that have not yet been reported are established which, when added to reported claim reserves, produce a total survival ratio of approximately 8.5 years.

     Management expects that reinsurance pool losses will continue in the current environment but will not have a material adverse effect on the Company's operations. It is difficult, however, to make a reasonable estimate of the Company's ultimate liability due to a general absence of reliable predictive data and of a generally accepted actuarial methodology for these exposures, significant unresolved legal issues including coverage issues, policy definitions and evolving theories and arguments. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties is complex and uncertain.

  Operating and Interest Expenses

     Operating expenses (excluding interest expense) were $248.4 million in 1995, $217.2 million in 1994 and $179.2 million in 1993. Operating expenses as a percentage of net earned premiums have remained constant at 20%. Included in the expense is the cost of a new processing system being implemented for the property and casualty segment, which totaled $4.9 million in 1995 and $3.6 million in 1994. Similar expense levels are expected to continue through 1997. New processing systems are also being implemented for certain products in the life segment; however, the costs are not significant.

     Interest expense was $15.6 million, $11.2 million and $8.1 million in 1995, 1994 and 1993, respectively. The increase in interest expense was due in part to an increase in interest rates and increases in debt ($38.2 million in 1995 and $38.9 million in 1994). The increase in the interest rate environment, which benefits the Company in additional investment income, was partly offset by the increase in interest expense. Debt financing was utilized principally to support the continued growth of the Company's insurance subsidiaries. Interest expense in 1993 included $.6 million for the 5 3/4% convertible subordinated debentures, which were converted into Common Stock during the year.

  Taxes and Other

     The effective tax rate was 31% in 1995, 29% in 1994 and 31% in 1993. The majority of the increase in 1995 from 1994 was caused by operating losses from the Company's United Kingdom insurance subsidiary, which did not provide any current tax benefit to the Company. In 1993, adoption of SFAS 109 "Accounting for Income Taxes" resulted in an additional tax charge of $1 million. The Company continues to take advantage of investing in tax exempt securities and tax credit investments to minimize its income tax expense.

     The Company is subject to various consumer initiatives including Proposition 103, passed in California in 1988, which are directed toward companies writing certain insurance coverages in that state. Proposition 103 required the Company to refund or roll back premiums to California policyholders if favorable underwriting experience exceeded certain guidelines. In 1995, the Company reached an agreement with the California Insurance Department whereby the Company rebated $4.1 million to affected policyholders. Previously established reserves satisfied this settlement. The Company is not aware of any other consumer initiatives which will have a material effect on results.

FINANCIAL CONDITION

     Total assets at March 31, 1996, and December 31, 1995, were $3.1 billion and $3.0 billion, respectively. Invested assets at the same date were $1.8 billion and $1.7 billion, respectively. As of March 31, 1996, mortgage loans and investment in real estate pertaining to Florida properties were $8.8 million (excluding the home office complex), which represents 67% of the total mortgage loans and real estate portfolio.

     Liabilities were $2.6 billion and $2.5 billion at March 31, 1996 and at December 31, 1995, respectively, and were primarily comprised of insurance liabilities of $1.9 billion.

     Stockholders' equity increased $11.7 million from $513.0 million at December 31, 1995, to $524.7 million at March 31, 1996. The contribution of net income after dividends of $16.8 million was the primary cause for the increase. This was offset partially by a decrease in the unrealized investment gains recorded by the Company. This decrease was a result of the impact of the increasing interest rate environment on the market values of the Company's investment portfolio.

LIQUIDITY AND CAPITAL RESOURCES

     On March 31, 1996, $1.8 billion of securities, short-term investments and cash comprised 57% of the Company's total assets. The securities were principally readily marketable and did not include any significant concentration in private placements.

     The Company does not hold significant investments in equity securities; consequently, market changes in the equity securities markets do not significantly affect the investment portfolio.

     The Company expects to continue its policy of paying regular cash dividends; however, future dividends are dependent on the Company's future earnings, capital requirements and financial condition. In addition, the payment of dividends is subject to the restrictions described in the Company's Annual Report on Form 10-K for the year ended December 31, 1995. Further, if there is a default under the Company's short-term credit facility, the Company will be prohibited from paying any dividends or making any distributions on account of any of its shares of capital stock.

     The increase in notes payable of $20.5 million was mostly attributable to the use of the Company's $250 million short-term credit facility. At March 31, 1996, the Company had $108 million outstanding related to this agreement.

     Capital expenditures planned for 1996 are not expected to be significant compared to the Company's overall liquidity and cash flow. The headquarters will be expanded at a cost of approximately $4.5 million. The one million share stock buy back program is not expected to significantly impact the Company's liquidity or cash flow in any one financial reporting period.

     The Company does not concentrate in policy coverages under which policyholders may control, on a discretionary basis, access to cash benefits through policy surrender and withdrawals.

     Payment of dividends to the Company by its insurance subsidiaries is dependent on regulations dictated by statutory authorities in each state in which they are domiciled. The National Association of Insurance Commissioners ("NAIC") has introduced standards which would treat dividends in excess of the lesser of 10% of surplus or net income as extraordinary dividends requiring insurance department approval. While some states have adopted the standards, others have not. See "Business -- Government Regulation -- Dividend Regulation" and Note 8 to the Consolidated Financial Statements incorporated by reference herein.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 -- SAFE HARBOR CAUTIONARY STATEMENT

     Except for historical information provided in this Prospectus, statements made throughout this document, including in this Management's Discussion and Analysis, are forward-looking and, as such, actual results could differ materially from those expected by the Company. The actual results of the Company may be affected by (i) adverse catastrophe experience in certain of the Company's property and casualty products; (ii) significant changes in interest rates; (iii) increased competition causing reduction in product margin or loss of a significant client; (iv) adverse loss development on property and casualty prior years' claims or the excess casualty reinsurance pools; (v) premium growth expectation not met because of the loss of a significant client; (vi) outcome of litigation and other state regulatory issues; and (vii) general economic conditions. In addition, the actual results of forward-looking statements are also subject to the specific factors which may be included with a particular forward-looking statement.

                                    BUSINESS

GENERAL

     American Bankers Insurance Group, Inc. is a specialty insurer providing primarily credit-related insurance products and extended service contracts in the U.S. and Canada as well as in Latin America, the Caribbean and the United Kingdom. During 1995, the Company incorporated a wholly owned insurance subsidiary in Mexico, and opened branch operations in Jamaica and Bahrain. The majority of the Company's gross collected premiums are derived from credit-related insurance products sold through financial institutions and other entities which provide consumer financing as a regular part of their businesses. The Company had gross collected premiums of $2.3 billion in 1995, and had total assets and stockholders' equity of $3.1 billion and $524.7 million, respectively, at March 31, 1996.

     The Company's credit-related insurance products consist primarily of life, AD&D, unemployment, disability and property insurance issued in connection with the financing of consumer purchases. Credit-related insurance products generally offer a consumer a convenient option to insure a credit card or loan balance so that the amount of coverage purchased equals the amount of outstanding debt. Coverage is generally available to all consumers with few of the underwriting conditions that apply to ordinary term insurance, such as medical examinations and medical history reports. The Company's life and AD&D insurance products generally provide payment in full of the outstanding debt balance in the event of the insured's death. The unemployment and disability products satisfy the minimum monthly loan payment for a specified duration in the event of unemployment or disability. The Company's property insurance products pay the loan balance or the cost of repairing or replacing the insured's merchandise in the event of a loss due to a covered event. The Company's extended service contract products pay the cost of repairing or replacing the insured's merchandise in the event of damages due to a covered event. The Company avoids lines of insurance characterized by long loss payout periods, such as workers' compensation and most general liability coverages.

     The Company markets its products on a wholesale basis through a network of clients that consist primarily of major financial institutions, retailers and other entities which provide consumer financing as a regular part of their businesses. American Bankers enters into contracts, typically with terms of three to five years, with its corporate clients pursuant to which such clients market the Company's insurance products to their customers. In return, these clients receive expense reimbursements or commissions and are thus able to recover costs associated with the marketing of the insurance and generate incremental revenues. The Company's clients typically share in the profitability of business written through them.

     American Bankers also writes non-credit-related insurance in markets where it believes it has less competition from other insurers. For example, the Company sells group life and disability products through Blue Cross and Blue Shield plans and HMOs. In addition, the Company acts as an administrator for the National Flood Insurance Program, for which it earns a fee for collecting premiums and processing claims. The Company does not assume any underwriting risk with respect to this program.

     The Company's business strategy is to continue developing distribution channels which provide access to large numbers of potential insureds in markets not traditionally served by other insurance companies. In pursuing this strategy, the Company emphasizes long-term relationships and the development of insurance programs designed to meet individual client needs. An essential part of the Company's strategy is to invest in technology which enables American Bankers to accommodate a large group of clients and their customers while simultaneously offering customized insurance programs.

     American Bankers has been able to develop a diverse client base. The Company's largest clients include Chase, First Card, Norwest, The Associates and Bank of New York. The Company distributes its products through nine markets or distribution channels involving over one thousand clients. Its business is generally not concentrated and the ten largest unrelated clients represented 26% of the Company's gross collected premiums in 1995. During this period, no single client accounted for more than 6% of the Company's total premiums.

     American Bankers' life and property insurance subsidiaries jointly market products and programs within each distribution channel, and the Company believes that such cross-marketing achieves economies of scale, thus lowering administrative costs. By combining its service and marketing activities, the Company centralizes the processing of its products and avoids duplication of administrative functions.

     The Company also provides management services and marketing support to its clients. Management services include administration of captive insurance companies and other participating programs for clients. American Bankers provides comprehensive administrative support in claims, accounting, tax, data processing and actuarial matters. In addition, the Company develops and packages credit-related insurance programs to meet a client's particular needs and provides the marketing assistance to implement these programs. Marketing support includes a full range of marketing materials, direct mail and telemarketing services and personnel training programs.

     The majority of the Company's business utilizes contracts which afford the Company's clients the opportunity to participate in the underwriting results of policies they market to their customers. For example, the "Retro Plan" contract links a client's overall commission to the claims experience on policies marketed to its customers, so that low loss ratios result in higher commissions for the client and high loss ratios result in lower commissions. Another form of participation is a profit sharing contract under which the client participates in up to 50% of the profits generated from its insurance business. The Company also cedes premiums generated by clients to the clients' own captive insurance companies or to reinsurance subsidiaries in which clients have an equity interest. The inter-relationship between the ratio of the Company's benefits, claims, losses and settlement expenses to net premiums earned and the ratio of commissions to net premiums earned is illustrated in the table below, with a higher level of benefits, claims, losses and settlement expenses generally resulting in lower commissions and generally stable profit margins.

                                OPERATING RATIOS

                                           QUARTER ENDED
                                             MARCH 31,               YEAR ENDED DECEMBER 31,
                                           -------------     ----------------------------------------
                                           1996     1995     1995     1994     1993     1992     1991
                                           ----     ----     ----     ----     ----     ----     ----
As a Percentage of Net Premiums Earned:
  Benefits, Claims, Losses, and
     Settlement Expenses.................  43.1%    37.0%    37.6%    40.3%    40.0%    41.4%    41.8%
  Commissions............................  37.4     42.0     42.4     40.0     40.6     39.5     40.3
                                           ----     ----     ----     ----     ----     ----     ----
          Total..........................  80.5%    79.0%    80.0%    80.3%    80.6%    80.9%    82.1%
                                           ====     ====     ====     ====     ====     ====     ====
Net Income as a Percentage of Total
  Revenues (Profit Margin)...............   5.5%     4.8%     5.3%     4.8%     5.4%     5.2%     4.9%
                                           ====     ====     ====     ====     ====     ====     ====

PRODUCTS

     The following table sets forth the gross collected premiums of the Company's major insurance products:

                            GROSS COLLECTED PREMIUMS
                            MAJOR INSURANCE PRODUCTS

                                    QUARTER ENDED
                                      MARCH 31,                   YEAR ENDED DECEMBER 31,
                                   ---------------   --------------------------------------------------
                                    1996     1995      1995       1994       1993       1992      1991
                                   ------   ------   --------   --------   --------   --------   ------
                                                              (IN MILLIONS)
Credit Unemployment..............  $114.1   $ 83.8   $  410.8   $  269.8   $  172.9   $  127.9   $110.3
Credit Property..................    87.2     89.6      367.7      354.2      268.6      187.2    174.2
Credit A&H.......................    91.9     65.3      349.0      244.5      182.8      174.0    116.6
Credit Life......................    76.1     50.0      287.2      211.7      165.5      152.1    113.6
Mobilehome Physical Damage.......    33.0     28.4      137.3      121.4      100.1       41.6     47.5
Extended Service Contracts.......    50.2      5.4      129.5       19.3       12.0       10.7     10.9
Homeowners.......................    20.2     23.8      101.1       87.0       85.6       91.5     91.8
Mortgage Disability..............    15.5     13.5       53.3       49.1       44.3       37.4     36.6
Livestock Mortality..............    11.3     10.6       40.8       48.6       51.9       29.6     22.9
Group A&H........................    13.2     12.4       39.6       26.4       27.7       22.4     22.7
All Other(1).....................    91.9     86.3      370.3      329.1      315.8      246.0    213.7
                                   ------   ------   --------   --------   --------   --------   ------
          Total..................  $604.6   $469.1   $2,286.6   $1,761.1   $1,427.2   $1,120.4   $960.8
                                   ======   ======    =======    =======    =======    =======   ======

- ---------------

(1) "All Other" represents a large number of products, approximately 50 to 60 each year. The most significant in 1995 and 1994 were the Flood and Surety products.

     The Company's business can be divided into two principal types of products:
(1) Financial Market Products, consisting primarily of credit-related insurance, and (2) Personal Insurance Lines, consisting of non-credit-related products and services.

  Financial Market Products

     Property Insurance. The Company writes a variety of property insurance which includes homeowners' and coverages for comprehensive physical damage of mobilehomes, automobiles, furniture, fixtures and other consumer goods. In the event of a loss due to a covered event, the Company will either pay off the loan balance or replace or repair the merchandise.

     The terms of the Company's property policies range from 30 days to multiple years. Multiple year policies generally coincide with the term of the financing for the insured property. For example, a consumer purchasing an automobile and financing the purchase over a three-year period can purchase a three-year physical damage policy at the inception of the loan for a single premium. An increasing proportion of gross collected premiums are monthly premiums received in connection with credit card purchases. Such premiums are based on the average outstanding credit card balance.

     Life and Disability Insurance. The Company writes life, AD&D and disability insurance primarily on consumer loans, mortgages and credit card balances. This life insurance and AD&D forms of decreasing term life insurance written generally without medical examination of the borrower. Premiums are received either in a single payment at the time the policy is written or monthly along with the borrower's regular payment. It is normally written for the term of the installment debt and retires all or a portion of the indebtedness in the event of the insured's death. Disability insurance covers a borrower for payments coming due on an installment loan, mortgage loan or revolving charge account while the borrower is disabled.

     Credit Unemployment Insurance. The Company writes unemployment insurance on credit card balances in conjunction with life, disability and property coverages. This unemployment insurance provides for the payment of the minimum monthly loan payment for a specified duration while the insured is involuntarily out of work. Premiums for this coverage are based on the average outstanding credit card balance.

     Extended Service Contracts. Extended service contract business is currently being built through the Company's retail distribution channel, targeting electronic and appliance retailers. It is one of the Company's high growth products. To augment the Company's position in the extended warranty market, American Bankers acquired Federal Warranty Service Corporation, a warranty administrator, in late 1993. The Company will continue the expansion of this product line not only to retailers, but also through other emerging distribution channels such as utilities.

     Of the Company's top ten products by premiums, as depicted on the chart above, eight are associated with the Financial Market Products.

  Personal Insurance Lines

     The Company also derives revenues from non-credit-related insurance products and services. These products and services principally consist of: (i) group life and group disability sold through Blue Cross and Blue Shield plans and HMOs, (ii) individual life and disability products sold through employer-sponsored payroll deduction programs, (iii) administration fees earned in connection with the National Flood Insurance Program, (iv) livestock mortality insurance, (v) individual life insurance and annuity products sold principally in Latin America and the Caribbean, and (vi) surety coverages.

UNDERWRITING

     The Company has over 40 years of experience in providing credit life and credit property insurance and therefore maintains an extensive actuarial database for its major lines of business. This database enables the Company to better identify and quantify the expected loss experience and is employed in the design of coverage and the establishment of premium rates. American Bankers uses this information in monitoring the loss experience of individual clients.

     A distinct characteristic of the Company's credit-related insurance products is that the majority of these products represent relatively low policy values since policy size is equal to the size of the installment purchase or credit card balance. Thus, loss severity for most of the Company's business is low relative to other insurance companies writing more traditional lines of business. For those product lines where exposure to catastrophe loss is higher (Homeowners and Mobilehome Physical Damage) the Company closely monitors and manages its aggregate risk by geographic area and has entered into reinsurance treaties to control its exposure to catastrophe losses.

     With respect to the Company's non-credit-related products, the Company utilizes traditional underwriting techniques. The Company seeks to ensure the quality of its business by maintaining strict underwriting standards. In underwriting individual life policies, the Company employs medical questionnaires, medical examinations, and current reports from the Medical Information Bureau. To the extent allowed by law, group underwriting takes into account demographic factors such as age, gender and occupation of members of the groups. The Company also seeks to reduce its risk exposure by avoiding lines of insurance characterized by long loss payout periods, such as workers' compensation and most general liability coverages.

MARKETING

     American Bankers markets its credit-related insurance programs as a wholesale distributor through several defined distribution channels: Commercial Banks, Retailers, Consumer Finance Companies, Mortgage Bankers and Savings Institutions, and Manufactured Housing, Travel Trailer and Equipment Manufacturers, Dealers and Lenders. These distribution channels constitute the Company's Financial Market distribution channel. The distribution channels for the Company's Personal Insurance Lines include Blue Cross and Blue Shield plans, HMOs and Independent Agents. The Company continually seeks to develop new distribution channels for its products. It has recently established relationships with several utility clients, and continues to pursue opportunities with electric, gas and telephone utilities.

     At March 31, 1996, the Company had 51 salaried sales representatives and 6 sales managers located in 15 regional sales centers throughout the U.S., Canada, Puerto Rico and the United Kingdom. Employees in the regional sales offices solicit potential new clients and service existing clients. These sales personnel typically have work experience in the client's industry and have received extensive sales and product training from the Company. The Company's sales personnel provide ongoing service and advice to clients to assist them in marketing the Company's insurance products and attempt to gain new clients by illustrating how the client can provide a value-added service to its customers and at the same time enhance the client's profitability by marketing the Company's products. Specifically, the Company's sales personnel approach each potential client with a structured four-call process: (i) initial contact, (ii) gathering information and analyzing the prospect's needs, (iii) presenting a program tailored to those needs, and (iv) agreeing to and implementing a program that is satisfactory to both the client and the Company.

     Products are individual programs underwritten by the insurance subsidiaries or "packages" which are a combination of products from various subsidiaries. These products can also be sold through more than one distribution channel. Product cross-over is commonplace within the Company's system, which facilitates streamlined administration and processing, as well as product development. For example, the Company's "Chargegard" product is a combination of life, disability, unemployment and property insurance coverage and is marketed through the Commercial Banks, Retailers, Consumer Finance Companies, and Mortgage Bankers and Savings Institutions distribution channels.

DISTRIBUTION CHANNELS

     The following is a discussion of the distribution channels for the Financial Market Products:

  Commercial Banks

     The Company markets its installment loan and credit card related insurance products through commercial banks, bank holding companies and their non-bank subsidiaries and other issuers of general purpose credit cards. Increases in gross collected premiums have resulted primarily from the marketing of insurance programs in connection with credit cards. American Bankers tries to expand the business written by its clients in this area by assisting them in implementing direct mail and telemarketing programs.

  Retailers

     The Company is a major provider of credit-related insurance products and extended service contracts to the retail industry. This client base includes department and specialty stores, home furnishings and home improvement stores, appliance and electronic stores, general merchandise and automotive chains, jewelry stores, catalogs and rental companies. To further enhance its market position in this area, the Company develops customized direct mail and telemarketing programs for these clients. Premiums are generated from mailings included in monthly credit card statements or are generated at the point of sale.

  Consumer Finance Companies

     The client base consists of consumer and commercial finance companies, leasing and second mortgage institutions, and mortgage brokers. Because many major consumer finance companies have their own captive insurance companies, approximately half of the premiums written historically have been ceded to these captive insurance companies. Therefore, a substantial portion of the income in this area is derived from the management fees paid by clients' captive companies for processing and servicing this insurance.

  Mortgage Bankers and Savings Institutions

     The client base consists of mortgage bankers, savings institutions and home builders. Through these clients, the Company markets life, AD&D, disability and property insurance products to residential and consumer borrowers as well as to depositors.

  Manufactured Housing and Travel Trailer Manufacturers, Dealers and Lenders

     The Company provides property insurance to purchasers of mobilehomes and travel trailers. The Company's policy is to deal exclusively with large dealers and manufacturers. These products are distributed primarily through manufactured housing, motor home and travel trailer manufacturers, dealers and lenders.

  Equipment Manufacturers and Dealers

     Manufacturers and dealers revenues are derived from credit life, disability, physical damage and warranty insurance products sold through agricultural and other equipment manufacturers.

     The following is a discussion of the distribution channels for the Personal Insurance Lines:

  Blue Cross and Blue Shield Plans and HMOs

     The Company utilizes the sales representatives of these organizations to offer its group life, AD&D, short-term and long-term disability, and dependent life coverages to employers that are providing group health benefits to their employees. These organizations share in the profitability of these product sales with the Company.

  Independent Agents

     The Company markets individual life insurance and annuity policies to the public through a network of independent agents. In the agency market, the Company competes with many large nationwide companies. As a result, the Company has made the decision to control the growth of this segment by de-emphasizing the U.S. market and focusing on the Caribbean and Latin American markets where loss experience has been favorable and the competition is less vigorous.

     Another product sold through agents is livestock insurance which primarily covers animal mortality.

     Agents also produce the flood premium that the Company administers on behalf of the National Flood Insurance Program. The Company acts as administrator and does not assume any underwriting risk with respect to this program.

INVESTMENTS

     The functions of the investment department are an integral part of any insurance company's operations. The Company's investment department is guided by strategic objectives established by the Finance Committee of the Board of Directors. The major investment objectives are: (i) to ensure adequate safety of investments and to protect and enhance capital; (ii) to maximize risk-adjusted, after-tax return on investments; (iii) to make prudent investment decisions based on the current market environment; and (iv) to provide sufficient liquidity to meet cash requirements with minimum sacrifice of investment returns.

     In seeking to achieve these objectives, the Company invests predominantly in fixed income securities of the U.S. Government or its agencies, collateralized mortgage obligations ("CMOs") and investment grade corporate bonds. Protection against default risk is a primary consideration. Approximately 93% of the Company's CMO portfolio is composed of tightly structured Planned Amortization Class securities ("PACs") which are tested for volatility prior to purchase.

     Interest rate risk is controlled by matching the average duration of invested assets with the average duration of the policy liabilities. Investment department personnel work closely with the Company's actuaries to ensure that this balance is maintained.

     Private investments are made selectively to support the insurance business. These investments comprise about 3% of the fixed maturities portfolio. While these Company underwritten investments are non-rated, a careful evaluation of creditworthiness is performed before an investment is made. This analysis helps to ensure that prudent investment standards are maintained, even in the non-rated portfolio holdings.

     The Company's equity portfolio is managed by outside investment advisors who are monitored on a regular basis against established performance benchmarks.

     It is the Company's practice to purchase fixed maturity investment grade securities. The following sets forth the consolidated carrying value of the Company's bond portfolio at March 31, 1996 by quality ratings:

                                                                         AT MARCH 31, 1996
                                                                    ---------------------------
                                                                     CARRYING
                   QUALITY OF FIXED MATURITIES                        VALUE          PERCENTAGE
- ------------------------------------------------------------------  ----------       ----------
                                                                       (IN THOUSANDS, EXCEPT
                                                                           PERCENTAGES)
AAA...............................................................  $  940,734           64.7%
AA................................................................      82,366            5.7
A.................................................................     224,267           15.4
BBB...............................................................     143,113            9.8
BB/NR.............................................................      16,150            1.1
Private Placement.................................................      47,919            3.3
                                                                    ----------       ----------
          Total...................................................  $1,454,549          100.0%
                                                                     =========       =========

- ---------------

(1) Bonds are classified according to the rating assigned by S&P. Bonds not rated by S&P are classified according to the rating assigned to them by the NAIC as follows: for the purposes of the table, NAIC Class 1 is included in the "A" rating; Class 2, "BBB-;" Class 3, "BB-;" and Classes 4-6, "B and below."

     The scheduled maturities of the Company's consolidated fixed maturity investments as of March 31, 1996 were as follows:

                                                                         AT MARCH 31, 1996
                                                                    ---------------------------
                                                                     CARRYING
                   MATURITY OF FIXED MATURITIES                       VALUE          PERCENTAGE
- ------------------------------------------------------------------  ----------       ----------
                                                                       (IN THOUSANDS, EXCEPT
                                                                           PERCENTAGES)
0-1 Years.........................................................  $  128,958            8.9%
1-5 Years.........................................................   1,045,994           71.9
5-10 Years........................................................     230,011           15.8
10-20 Years.......................................................      38,592            2.6
Over 20 Years.....................................................      10,994            0.8
                                                                    ----------       ----------
          Total...................................................  $1,454,549          100.0%
                                                                     =========       =========

     The consolidated GAAP carrying value of the investments held by the Company at March 31, 1996 and December 31, 1995 was as follows:

                                                        AT MARCH 31, 1996       AT DECEMBER 31, 1995
                                                     -----------------------   -----------------------
                                                      CARRYING                  CARRYING
                                                      VALUE(1)    PERCENTAGE     VALUE      PERCENTAGE
                                                     ----------   ----------   ----------   ----------
                                                            (IN THOUSANDS, EXCEPT PERCENTAGES)
Fixed Maturities
  Corporate -- Fixed Rate..........................  $  425,300       23.9%    $  346,000       20.5%
  Corporate -- Adjustable Rate.....................      16,300        0.9         15,000        0.9
  Corporate -- Convertible.........................       5,000        0.3          6,000        0.4
  State and Municipal..............................     128,300        7.2        123,500        7.3
  U.S. Government..................................     787,500       44.4        817,900       48.4
  Foreign Government and Jurisdiction..............      75,900        4.3         61,900        3.7
  Installment Loans................................      16,300        0.9         17,300        1.0
                                                     ----------   ----------   ----------   ----------
                                                      1,454,600       81.9      1,387,600       82.2
                                                     ----------                ----------
Equity Securities
  Preferred -- Fixed Rate..........................      33,200        1.9         38,400        2.3
  Preferred -- Convertible.........................         800        0.1            700        0.0
  Common...........................................      80,700        4.5         73,900        4.4
                                                     ----------   ----------   ----------   ----------
                                                        114,700        6.5        113,000        6.7
                                                     ----------   ----------   ----------   ----------
Mortgage Loans.....................................      11,600        0.7         11,800        0.7
Policy Loans.......................................       7,900        0.4          7,800        0.4
Real Estate........................................       3,100        0.2          3,100        0.2
Short-Term and Other Investments (principally
  invested cash)...................................     184,000       10.3        165,100        9.8
                                                     ----------   ----------   ----------   ----------
                                                        206,600       11.6        187,800       11.1
                                                     ----------   ----------   ----------   ----------
       Total Investments...........................  $1,775,900      100.0%    $1,688,400      100.0%
                                                      =========   ========      =========   ========

REINSURANCE

     The Company's insurance subsidiaries reinsure that portion of risk in excess of $250,000 under an ordinary life policy, $150,000 on a group life policy and $500,000 under a property policy. In addition, excess of loss coverage is obtained for the Company's property business as protection against catastrophic losses. This coverage is mainly related to the Company's homeowner, Mobilehome Physical Damage and credit property products. Following Hurricane Andrew in 1992, there has been a significant increase in the cost of catastrophe reinsurance. As a result, the Company restructured its catastrophe coverage, into three parts. First, the Company reinsures 50% of its homeowners coverage on a proportional basis. In addition, the Company has excess of loss catastrophe reinsurance providing coverage per catastrophe on property losses of $20 million excess of a $20 million retention exclusive of any recoveries from the proportional reinsurance described above. Finally, additional coverage is provided through excess of loss coverage if the net loss ratio (after deducting all other reinsurance) exceeds 36.1% in any one year. The Company believes that its catastrophe reinsurance coverage continues to be adequate. The reinsurance market showed signs of stabilization in 1995 and 1996.

     The Company's reinsurance receivable and prepaid reinsurance premiums at March 31, 1996 totaled $667.3 million. The Company's reinsurance was placed with numerous reinsurers including the following significant reinsurers: (i) American Re-Insurance Company, (ii) Transatlantic Reinsurance Company, (iii) Constitution Reinsurance Company, and (iv) Munich Reinsurance Company. The Company historically has not experienced any material losses in collection of reinsurance receivables.

     As part of the Company's reinsurance purchasing process, it routinely measures and analyzes its catastrophe exposures. In addition to the use of reinsurance, the Company will modify products, coverages and marketing practices to address excessive exposures. The Company's stated goal is to contain the net cost of any one catastrophe within the retention on its reinsurance program.

GOVERNMENT REGULATION

     The Company and its insurance subsidiaries are subject to regulation and supervision by the states in which the Company's insurance subsidiaries transact business. The laws of the various states establish regulatory agencies with broad administrative powers to grant and revoke licenses to transact business, regulate trade practices, establish guaranty associations, license agents, require approval of policy forms and premium rates on certain business prior to use, establish reserve requirements, determine the form and content of required financial statements, determine reasonableness and adequacy of capital and surplus and prescribe the types of permitted investments and the maximum concentrations of certain classes of investments. As part of their routine regulatory oversight process, approximately once every three to five years state insurance departments conduct periodic detailed examinations of the books, records and accounts of insurance companies domiciled in their states. This state regulation and supervision is designed primarily to ensure the financial stability of insurance companies and to protect policyholders, rather than stockholders or creditors.

     A substantial portion of the business written by the Company's insurance subsidiaries is credit-related insurance. Most states have enacted laws which regulate credit-related insurance to a greater extent than they regulate other forms of insurance including maximum premiums which may be charged and commissions which may be paid. In addition, certain states have enacted or are considering regulations which similarly attempt to limit profitability based upon underwriting experience. The NAIC has proposed a model law and regulation relating to creditor placed property insurance which is insurance purchased by a creditor in the event that a borrower fails to provide the insurance required under the loan agreement. The Company believes that the adoption of the proposal will not adversely affect its business operations. The Company issues creditor placed insurance coverage on mobilehomes and residential real property.

     The NAIC also took action in 1995 on credit life insurance by adopting an alternative approach to strict loss ratio based rate making which allows state regulators to take into account factors other than losses in determining the reasonableness of credit insurance rates.

     The investments of the insurance subsidiaries are limited as to type and amount by the insurance laws of the state of domicile; however, the NAIC is developing a Model Investment Law which would standardize these limitations. Additionally, investment policies are reviewed by the Board of Directors.

     In the property insurance industry, large catastrophe losses in recent years have led to federal initiatives that could affect purchasers of catastrophe insurance and reinsurance, such as the Company. The federal government, commercial companies, and the insurance industry continue to work together toward Superfund reform and dealing with the cleanup of pollution sites. Among issues pending are the determination of retroactive liability and a proposed insurer specific tax. Other federal initiatives may also affect various segments of the insurance industry. No prediction can be made as to whether any such initiatives will ultimately result in legislation, or the form that any such legislation might take.

     Insurance companies are required to file detailed annual and quarterly statements with the state insurance regulators in each of the states in which they do business, and their business and accounts are subject to examination by such agencies at any time. Applicable state insurance laws, rather than federal bankruptcy laws, apply to the liquidation or the reorganization of insurance companies.

  Financial Regulation

     The Company's insurance subsidiaries are required to comply with a minimum risk-based capital (RBC Standards), developed by the NAIC. Under the RBC standards -- risk specific for each company -- areas such as asset risk, insurance risk, interest risk, and business risk are evaluated and compared to the Company's capital and surplus to determine relative solvency margins. Standards for the RBC formula were approved by regulators and effective for 1993 statutory financial statements for life companies and in 1994 for property and casualty companies. The industry is still gaining experience in the use of the RBC standards, which have experienced formula adjustments each year since adoption. All of the Company's insurance subsidiaries meet the minimum risk-based capital requirements and no action is required based on the criteria described above.

  Dividend Regulation

     The Company is a legal entity separate and distinct from its subsidiaries. As a holding company with no other business operations, its primary sources of cash needed to meet its obligations are dividends and other payments from its insurance subsidiaries.

     The Company's insurance subsidiaries are subject to various regulatory restrictions on the maximum amount of payments, including loans or cash advances, that they may make to the Company without obtaining prior regulatory approval. As Florida domiciled insurance companies, ABIC and ABLAC are subject to Florida requirements that insurance company dividends must receive prior regulatory approval unless, either (i) such dividends do not exceed the larger of: (a) the lesser of 10% of surplus or net gain from operations (ABLAC) or net income (ABIC), not including realized capital gains, plus a 2-year carry forward for ABIC; (b) 10% of surplus, with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains; or (c) the lesser of 10% of surplus or net investment income (net gain before capital gains for ABLAC) plus a 3-year carryforward (2-year carryforward for ABLAC) with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains; or (ii) the dividend is equal to or less than the greater of: (a) 10% of the insurer's surplus as to policyholders derived from realized net operating profits on its business and net realized capital gains; or the insurer's entire net operating profits and realized net capital gains derived during the immediately preceding calendar year; and (b) the insurer will have surplus as to policyholders equal to or exceeding 115% of the minimum required statutory surplus as to policyholders after the dividend is made. As an Arizona domiciled insurance company, ARIC must receive prior regulatory approval unless such dividends do not exceed the lesser of either 10% of surplus as regards policyholders or the net investment income. The Puerto Rico domiciled companies, including CALAC, shall not pay any cash dividend to stockholders except out of that part of its unassigned surplus funds which is derived from any realized net profits on its business. The Company's New York domiciled company is required to provide notice of its intention to declare dividends and file with the superintendent the amount of the proposed dividend. The Voyager insurance companies are domiciled in Georgia and South Carolina. Georgia and South Carolina require prior regulatory approval for dividends in excess of the greater of (i) 10% of a company's surplus as regards policyholders or (ii) net gain from operations for life companies, or net income, not including realized capital gains, for non-life companies, as of the preceding year end.

     In 1986, the NAIC adopted a Model Insurance Holding Company Systems Regulatory Act which contains dividend payment restrictions like those currently in place in Georgia and South Carolina, except that the NAIC model statute only allows an insurer to pay dividends without prior regulatory approval up to the "lesser of", instead of the "greater of", the two benchmarks. In connection with its accreditation of states to conduct periodic company examinations, the NAIC has encouraged states to adopt the model NAIC law on the payment of dividends. No prediction can be made as to whether any legislative proposals relating to a change in dividend limits will be enacted in the future.

     If insurance regulators determine that payment of a dividend or any other payment to an affiliate (such as a payment under a tax allocation agreement or for employee or other services or pursuant to a surplus debenture) would, because of the financial condition of the paying insurance company or otherwise, be hazardous to such insurance company's policyholders or creditors, the regulators may block payment of such dividends or such other payment to the affiliates that would otherwise be permitted without prior approval. See Note 8 to the Consolidated Financial Statements.

  Change of Control Regulation

     The states in which the Company's insurance subsidiaries are domiciled have enacted legislation or adopted administrative regulations affecting the acquisition of control of insurance companies as well as transactions between insurance companies and persons controlling them. Most states require administrative approval of the acquisition of control of an insurance company incorporated in the state or the acquisition of control of an insurance holding company whose insurance subsidiary is incorporated in the state. In Florida, the acquisition of 5% of such shares is generally deemed to be the acquisition of "control" for the purpose of the holding company statutes and requires not only the filing of detailed information concerning the acquiring parties and the plan of acquisition, but also administrative approval prior to the acquisition. In the other states in which the Company's insurance subsidiaries are domiciled, however, an acquisition of 10% of such shares is generally deemed to be the acquisition of control. In many states, the insurance authority may find that "control" in fact does or does not exist in circumstances in which a person owns or controls either a lesser or a greater amount of securities.

COMPETITION

     The competitors of the Company consist of both stock and mutual insurance companies. Some competing companies, both stock and mutual, have been in business for a longer time, are more widely known by reason of such factors as age and size, and have greater financial resources than the Company. However, due to the specialized nature of the markets served and products offered, the Company's competitors differ among the different geographic locations and market segments in which the Company conducts business.

     The Company's strategy is to establish profitable insurance underwriting and to service business in distribution channels that are relatively free of competition. In keeping with this strategy, the Company markets non-traditional insurance products through non-traditional distribution channels.

LEGAL PROCEEDINGS

     The Company and certain of its insurance subsidiaries are presently parties to a number of individual consumer and class action lawsuits pending in Alabama involving premium, rate and policy coverage issues. As has been widely reported in the news media, the insurance and finance industries have been targeted in Alabama by plaintiffs' lawyers who enjoy a favorable judicial climate. The Company typically has been named as a co-defendant with one or several retailer or finance companies who have sold the Company's product to a consumer. A number of other credit insurers are named as co-defendants in many of the suits.

     Although these lawsuits generally involve relatively small amounts of actual or compensatory damages, they typically assert claims requesting substantial punitive awards. The Company denies any wrongdoing in any of these suits and believes that it has not engaged in any conduct that would warrant an award of punitive damages. The Company has been advised by legal counsel that it has meritorious defenses to all claims being asserted against it.

     While no one case is necessarily significant in terms of financial risk to the Company, the judicial climate in Alabama is such that the outcome of these cases is extremely unpredictable. Without admitting any wrongdoing, the Company has settled a number of these suits, but there are still a significant number of cases pending, and it is expected that more suits alleging essentially the same causes of action are likely to continue to be filed during 1996. The Company intends to continue to defend itself vigorously against all such suits and believes, based on information currently available, that any liabilities that could result are not expected to have a material effect on the Company's financial position.

     The Company is involved with a number of cases in the ordinary course of business relating to insurance matters or, more infrequently, general business matters. Generally, the Company's liability is limited to specific amounts relating to insurance or policy coverage for which provision has been made in the financial statements. Other cases involve general corporate matters which generally do not represent significant contingencies for the Company.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The following description of the capital stock of the Company is qualified in its entirety by reference to the Company's Second Amended and Restated Articles of Incorporation, as amended (the "Restated Articles"), which has been filed with and is available from the offices of the Commission as referred to under "Available Information."

     The Restated Articles authorized the issuance of 38,500,000 shares of capital stock of which 3,500,000 shares are designated preferred stock, no par value ("Preferred Stock"), and 35,000,000 shares are designated common stock, par value $1.00 per share. As of March 31, 1996, there were 350,000 shares of Series A Preferred Stock reserved for issuance as Convertible Participating Preferred Stock issuable under the Company's Shareholder Rights Plan ("Rights Plan"). As of March 31, 1996, no shares of Convertible Preferred Stock and 20,383,602 shares of the Common Stock were outstanding. Additionally, at March 31, 1996, 1,472,586 shares of Common Stock were reserved for issuance, for the exercise of stock options and the conversion of certain debt securities of the Company. See "Prospectus Summary -- The Offering." All outstanding shares of Common Stock are fully paid and nonassessable and shares of Series A Preferred Stock offered hereby will, upon full payment of the purchase price therefor, be fully paid and nonassessable, and Common Stock issuable upon conversion or redemption thereof will be fully paid and nonassessable.

     Under the Restated Articles, the Board of Directors of the Company may provide for the issuance of Preferred Stock in one or more series and the Board of Directors is authorized to fix the designation, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof, including, without limitation, the voting powers, if any, the dividend rate, conversion rights, redemption price, or liquidation preference of any series of shares of preferred stock, pursuant to a certificate of designation, without any further vote or action by the Company's stockholders.

     The description set forth below of the Convertible Preferred Stock, the Series A Preferred Stock and Common Stock are qualified in their entirety by reference to the Restated Articles, for the Convertible Preferred Stock, the proposed Articles of Amendment to the Restated Articles, and for the Series A Preferred Stock, the certificate of designation relating to such series (collectively, with such Articles of Amendment, the "Designation").

CONVERTIBLE PREFERRED STOCK

     The Convertible Preferred Stock has been authorized as a new series of preferred stock, consisting of 2,300,000 shares.

  Dividends

     Holders of shares of Convertible Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors out of funds legally
available therefor, cash dividends at an annual rate of        per share,
payable quarterly in arrears on                of each year, commencing
               (with respect to the period from the date of initial issuance of such shares of Convertible Preferred Stock to such date), except that if any such date is a Saturday, Sunday or legal holiday then such dividend will be payable on the next day that is not a Saturday, Sunday or legal holiday. Dividends will accrue and be cumulative from such date of initial issuance and will be payable to holders of record as they appear on the stock transfer books on such record dates as are fixed by the Board of Directors (provided that no record date shall be later than (a) the sixth business day prior to the date fixed for any redemption of the Convertible Preferred Stock or, (b) in the case
of the dividend payment date occurring on             , the tenth business day
prior to such date).

     The Convertible Preferred Stock will have priority as to dividends over the Common Stock and, when and if issued, the Series A Preferred Stock described below under "-- Series A Preferred Stock" and any other series or class of the Company's stock hereafter issued that ranks junior as to dividends to the Convertible Preferred Stock, when and if issued (collectively, "Junior Dividend Stock"), and no dividend (other than dividends payable solely in stock that is Junior Dividend Stock and that ranks junior to the Convertible Preferred Stock as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (such stock that is junior as to liquidation rights, "Junior Liquidation Stock") (the Common Stock and any other capital stock of the Company that is both Junior Dividend Stock and Junior Liquidation Stock, "Junior Stock")) may be paid on any Junior Dividend Stock, and no payment may be made on account of the purchase, redemption, retirement, or other acquisition of Junior Dividend Stock or Junior Liquidation Stock (other than such acquisitions pursuant to employee or director incentive or benefit plans or arrangements, or in exchange solely for Junior Stock), unless all accrued and unpaid dividends on the Convertible Preferred Stock for all dividend payment periods ending on or before the date of payment of such dividends on Junior Dividend Stock, or such payment for such Junior Dividend Stock or Junior Liquidation Stock, as the case may be, have been paid or declared and set apart for payment. The Company may not pay dividends on the Convertible Preferred Stock unless it has paid or declared and set apart for payment or contemporaneously pays or declares and sets apart for payment all accrued and unpaid dividends for all dividend payment periods on any class or series of stock having parity with the Convertible Preferred Stock as to dividends ("Parity Dividend Stock") ratably, so that the amount of dividends declared and paid per share on the Convertible Preferred Stock and such Parity Dividend Stock will bear to each other and the same ratio that the accrued and unpaid dividends to the date of payment on Convertible Preferred Stock and such Parity Dividend Stock bear each other. No payment may be made on account of the purchase, redemption, retirement or other acquisition of shares of Junior Stock, Parity Dividend Stock or other class or series of the Company's capital stock ranking on a parity with the Convertible Preferred Stock as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (such stock that has parity with the Convertible Preferred Stock as to liquidation rights, "Parity Liquidation Stock") (other than such acquisitions pursuant to employee or director or incentive or benefit plans or arrangements, or in exchange solely for Junior Stock) unless all accrued and unpaid dividends on the Convertible Preferred Stock for all dividend payment periods ending on or before the date of payment on account of such acquisition of such Parity Dividend Stock or Parity Liquidation Stock shall have been paid or declared and set apart for payment.

     The amount of dividends payable per share of Convertible Preferred Stock for each quarterly dividend period will be computed by dividing the annual dividend amount by four. The amount of dividends payable for the initial period and for any period shorter than a full quarterly dividend period will be computed on the basis of a 360-day year of twelve 30-day months. No interest will be payable in respect of any dividend payment on the Convertible Preferred Stock which may be in arrears.

     Under Florida law, no dividend or distribution to holders of capital stock may be made if, after giving effect to such dividend or distribution, the Company would not be able to pay its debts as they become due in the usual course of business, or the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed if the Company were to be dissolved at the time of the payment of such dividend or distribution, to satisfy the preferential rights upon dissolution of holders of Senior Liquidation Stock (as defined below). As the Company is a holding company with no business operations, its primary source of cash are dividends and other payments from its insurance subsidiaries. Its insurance subsidiaries' ability to pay dividends without prior regulatory approval is limited by applicable laws and regulations. The Company is also subject to restrictions on dividend payments (including dividend payments on the Convertible Preferred Stock) pursuant to the terms of certain of its financing arrangements. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources" and "Business -- Government Regulation -- Dividend Regulation."

  Liquidation Rights

     In the case of the voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of shares of Convertible Preferred Stock are entitled to receive the liquidation preference of $50 per share, plus an amount equal to any accrued and unpaid dividends to the payment date, before any payment or distribution is made to the holders of Common Stock or any Junior Liquidation Stock, but the holders of the shares of the Convertible Preferred Stock will not be entitled to receive the liquidation preference of such shares until the liquidation preference of any other series or class of stock hereafter issued that ranks senior as to liquidation rights to the Convertible Preferred Stock ("Senior Liquidation Stock") has been paid in full. The holders of Convertible Preferred Stock and all series or classes of stock hereafter issued that rank on a parity as to distributions of assets upon such liquidation, dissolution or winding up of the Company with the Convertible Preferred Stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution (after payment of the liquidation preference of the Senior Liquidation Stock) which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation preference of the shares of the Convertible Preferred Stock, the holders of such shares will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation nor merger of the Company with another corporation nor a sale or transfer of all or substantially all of the Company's property or assets will be considered a liquidation, dissolution or winding up of the Company.

  Voting Rights

     The holders of the Convertible Preferred Stock will not have voting rights except as described below or as required by law. In exercising any such vote, each outstanding share of Convertible Preferred Stock will be entitled to one vote, excluding shares held by any entity controlled by the Company, which shares shall have no voting rights.

     Whenever dividends on the Convertible Preferred Stock or any outstanding shares of Parity Dividend Stock have not been paid in an aggregate amount equal to at least six quarterly dividends on such shares (whether or not consecutive), the number of members of the Company's Board of Directors will be increased by two, and the holders of the Convertible Preferred Stock, voting separately as a class with the holders of Parity Dividend Stock on which like voting rights have been conferred and are exercisable, will be entitled to elect such two additional directors who shall continue to serve so long as such dividends remain in arrears. Such voting rights will terminate when all such dividends accrued and unpaid have been declared and paid or set apart for payment. The term of office of all directors so elected will terminate immediately upon the termination of such voting rights and the number of members of the Board of Directors will be reduced by two.

     In addition, so long as any shares of the Company's preferred stock are outstanding, the Company will not, without the affirmative vote or consent of the holders of at least 66 2/3% of all outstanding shares of preferred stock, voting or consenting (as the case may be) separately as a class without regard to series, (A) create any class of stock ranking prior to the Company's preferred stock as to dividends or upon liquidation or increase the authorized number of shares of any such class of (B) alter or change any of the provisions of the Restated Articles so as adversely to affect the relative rights and preferences of the Company's preferred stock or (C) increase the authorized number of shares of the Company's preferred stock. So long as any shares of the Company's preferred stock are outstanding, the Company will not, without the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of Convertible Preferred Stock, voting or consenting (as the case may be) separately as a series, alter or change any provision of the Restated Articles so as adversely to affect the relative rights and preferences of the Convertible Preferred Stock.

  Redemption at Option of the Company

     The Convertible Preferred Stock may not be redeemed prior to           ,
2000. On or after such date, the Convertible Preferred Stock may be redeemed by the Company, at its option, in whole or in part at any time, subject to the limitations, if any, imposed by applicable law, at a cash redemption price of
$          per share, plus accrued and unpaid dividends to but excluding the
redemption date, if redeemed prior to           , 2001, and at the following
redemption prices per share, if redeemed during the 12-month period ending
                 :

                                                                            REDEMPTION
                                                                              PRICE
                                        YEAR                                PER SHARE
          ----------------------------------------------------------------  ---------
          2002............................................................   $
          2003............................................................
          2004............................................................
          2005............................................................
          2006............................................................

and thereafter at $50 per share plus, in each case, accrued and unpaid dividends to but excluding the redemption date. If fewer than all the outstanding shares of Convertible Preferred Stock are to be redeemed, the Company will select those shares to be redeemed pro rata or by lot or in such other manner as the Board of Directors may determine to be fair. There is no mandatory redemption or sinking fund obligation with respect to the Convertible Preferred Stock. If at any time dividends on the Convertible Preferred Stock are in arrears, the Company may not redeem less than all of the then outstanding shares of the Convertible Preferred Stock until all accrued dividends for all past dividend periods have been paid in full.

     Notice of redemption will be mailed at least 30 days but not more than 90 days before the date fixed for redemption to each holder of record of shares of Convertible Preferred Stock to be redeemed at the address shown on the stock transfer books. No fractional shares of Convertible Preferred Stock will be issued upon a redemption of less than all of the Convertible Preferred Stock, but in lieu thereof, an appropriate amount will be paid in cash based on the value for the shares of Convertible Preferred Stock as determined in good faith by the Board of Directors. After the date fixed for redemption, dividends will cease to accrue on the shares of Convertible Preferred Stock called for redemption and other rights of the holders of such shares will terminate, except the right to receive the redemption price without interest, and all conversion privileges will terminate on the fifth business day prior to the date fixed for redemption.

  Conversion Rights

     The holder of any shares of Convertible Preferred Stock will have the right, at the holder's option, to convert any or all shares into Common Stock at any time at the conversion rate (subject to adjustment as described below) of shares for each share of Convertible Preferred Stock, equivalent to an
initial conversion price of $          for each share of Common Stock, except
that if the Convertible Preferred Stock is called for redemption, the conversion right will terminate at 5:00 p.m. New York City time on the business day prior to the date fixed for such redemption and if not exercised prior to such date, such conversion right will be lost, unless the Company defaults in making the payment due upon redemption. Except as provided in the next paragraph, no payment or adjustment will be made upon any conversion of any share of Convertible Preferred Stock or on account of any dividends on the Common Stock issued upon conversion (except that if a converting holder of Convertible Preferred Stock is eligible for a dividend on both the Convertible Preferred Stock and the Common Stock issued upon conversion, the holder is entitled to the higher of such dividend amounts). Following conversion, the holder will no longer have any right to payment of dividends on the shares surrendered for conversion. No fractional shares of Common Stock will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash based on the reported last sale price for the shares of Common Stock on the Nasdaq National Market on the day of such conversion.

     If the Company, by dividend or otherwise, declares or makes a distribution on its Common Stock referred to in clause (iv) or (v) of the next following paragraph, the holders of the Convertible Preferred Stock, upon the conversion thereof subsequent to the close of business on the date fixed for the determination of shareholders entitled to receive such distribution and prior to the effectiveness of the conversion price adjustment in respect of such distribution, will be entitled to receive for each share of Common Stock into which each such share of Convertible Preferred Stock is converted the portion of the shares of Common Stock, rights, warrants, evidences of indebtedness, shares of capital stock, cash and assets so distributed applicable to one share of Common Stock; provided, however, that the Company may, with respect to all holders so converting, in lieu of distributing any portion of such distribution not consisting of cash or securities of the Company, pay such holder cash equal to the fair market value thereof (as determined by the Board of Directors).

     The conversion price will be subject to adjustment in certain events including, without duplication: (i) dividends (and other distributions) payable in Common Stock on any class of capital stock of the Company; (ii) the issuance to all holders of Common Stock of rights or warrants, or the occurrence of an event under the Rights Agreement, entitling holders of such rights or warrants to subscribe for or purchase Common Stock at less than the then current market price (as defined); (iii) subdivisions and combinations of Common Stock; (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Company, shares of capital stock, cash or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions paid exclusively in cash); and (v) distributions consisting of cash, excluding
(A) cash that is part of a distribution referred to in (iv) above, and (B) any cash representing an amount per share of Common Stock of any quarterly cash dividend to the extent it does not exceed the amount per share of Common Stock of the next preceding quarterly cash dividend (as adjusted to reflect any of the events referred to in clauses (i) through (v) of this sentence) or all of any such quarterly cash dividends if the amount thereof per share of Common Stock multiplied by four does not exceed 15% of the current market price (as defined) of Common Stock on the trading day (as defined) next preceding the date of declaration of such dividend. Following certain adjustments to the conversion price, notice of such event will be mailed to the holders of the Convertible Preferred Stock.

     The foregoing adjustments to the conversion price are designed to compensate the holders of the Convertible Preferred Stock for the value of the cash, securities or other assets that they would have otherwise received had they converted their Convertible Preferred Stock into shares of Common Stock prior to such distribution. Such adjustment would generally result in a reduced conversion price, which would entitle the holders of Convertible Preferred Stock to receive a greater number of shares of Common Stock upon conversion of the Convertible Preferred Stock into Common Stock.

     The Company from time to time may reduce the conversion price by an amount for any period of time of at least 20 days, in which case the Company shall give at least 15 days' notice of such reduction, if the Board of Directors of the Company has made a determination that such reduction would be in the best interest of the Company, which determination shall be conclusive.

     In the event that the Company is a party to any transaction (including, without limitation, a merger, consolidation, sale of all or substantially all of the Company's assets, recapitalization or reclassification of the Common Stock (each of the foregoing being referred to as a "Company Transaction")), in each case (except in the case of a Common Stock Fundamental Change (as defined)) as a result of which shares of Common Stock shall be converted into the right to receive securities, cash or other property, each share of the Convertible Preferred Stock shall thereafter be convertible into the kind and amount of securities, cash and other property receivable upon the consummation of such Company Transaction by a holder of that number of shares of Common Stock into which one share of the Convertible Preferred Stock was convertible immediately prior to such Company Transaction (or in the case of a Common Stock Fundamental Change, common stock of the kind received by the holders of Common Stock as a result of such Common Stock Fundamental Change) (but after giving effect to any adjustment discussed in the next paragraph relating to a Fundamental Change (as defined) if such Company Transaction constitutes a Fundamental Change, and subject to funds being legally available for such purpose under applicable law at the time of such conversion).

     Notwithstanding any other provision in the preceding paragraphs to the contrary, if any Fundamental Change occurs, then the conversion price in effect will be adjusted immediately after such Fundamental Change as described below. In addition, in the event of a Common Stock Fundamental Change, each share of the Convertible Preferred Stock shall be convertible solely into common stock of the kind received by holders of Common Stock as the result of such Common Stock Fundamental Change. For purposes of calculating any adjustment to be made pursuant to this paragraph in the event of a Fundamental Change, immediately after such Fundamental Change:

          (i) in the case of a Non-Stock Fundamental Change (as defined), the conversion price of the Convertible Preferred Stock will thereupon become the lower of (A) the conversion price in effect immediately prior to such Non-Stock Fundamental Change, but after giving effect to any other prior adjustments, and (B) the result obtained by multiplying the greater of the Applicable Price (as defined) or the then applicable Reference Market Price (as defined) by a fraction of which the numerator will be $50 and the denominator will be the then current redemption price per share (or, for
     periods prior to           ,2000, an amount per share determined in
     accordance with the Designation); and

          (ii) in the case of a Common Stock Fundamental Change, the conversion price of the Convertible Preferred Stock in effect immediately prior to such Common Stock Fundamental Change, but after giving effect to any other prior adjustments, will thereupon be adjusted by multiplying such conversion price by a fraction, of which the numerator will be the Purchaser Stock Price (as defined) and the denominator will be the Applicable Price; provided, however, that in the event of a Common Stock Fundamental Change in which (A) 100% of the value of the consideration received by a holder of Common Stock is common stock of the successor, acquiror or other third party (and cash, if any, is paid with respect to any fractional interests in such common stock resulting from such Common Stock Fundamental Change) and (B) all of the Common Stock will have been exchanged for, converted into, or acquired for, common stock (and cash with respect to fractional interests) of the successor, acquiror or other third party, the conversion price of the Convertible Preferred Stock in effect immediately prior to such Common Stock Fundamental Change will thereupon be adjusted by multiplying such conversion price by a fraction, of which the numerator will be one (1) and the denominator will be the number of shares of common stock of the successor, acquiror, or other third party received by a holder of one share of Common Stock as a result of such Common Stock Fundamental Change.

     The foregoing conversion price adjustments in the event of a Non-Stock Fundamental Change will apply in situations whereby all or substantially all of the Common Stock is acquired in a transaction in which 50% or less of the value received by holders of Common Stock consists of common stock that has been admitted for listing on a national securities exchange or quoted on the Nasdaq National Market. If the market price of the Common Stock immediately prior to a Non-Stock Fundamental Change is lower than the applicable conversion price of the Convertible Preferred Stock then in effect, the conversion price will be adjusted as described in (i) above and the holders of the Convertible Preferred Stock will be entitled to receive the amount and kind of consideration that would have been received if the Convertible Preferred Stock had been converted into Common Stock prior to the Non-Stock Fundamental Change after giving effect to such adjustment.

     The foregoing conversion price adjustments in the event of a Common Stock Fundamental Change will apply in situations whereby more than 50% of the value received by holders of Common Stock consists of common stock of another company that has been admitted for listing on a national securities exchange or quoted on the Nasdaq National Market, in which case the Convertible Preferred Stock will become convertible into shares of common stock of the other company. If consideration for the Common Stock consists partly of common stock of another company and partly of other securities, cash or property, each share of Convertible Preferred Stock will be convertible solely into a number of shares of such common stock determined so that the initial value of such shares (measured as described in the definition of Purchaser Stock Price below) equals the value of the shares of Common Stock into which such share of Convertible Preferred Stock Price below) equals the value of the shares of Common Stock into which such share of Convertible Preferred Stock was convertible immediately before the Transaction (measured as described in the definition of Applicable Price below). If consideration for Common Stock is solely common stock of another company, each share of Convertible Preferred Stock will be convertible into the same number of shares of such common stock receivable by a holder of the number of shares of Common Stock into which such share of Convertible Preferred Stock was convertible immediately before such transaction.

     Depending upon whether the Fundamental Change is a Non-Stock Fundamental Change or Common Stock Fundamental Change, a holder may receive significantly different consideration upon conversion. In the event of a Non-Stock Fundamental Change, the holder has the right to convert each share of the Convertible Preferred Stock into the kind and amount of shares of stock and other securities or property or assets receivable by a holder of the number of shares of Common Stock issuable upon conversion of such share of the Convertible Preferred Stock immediately prior to such Non-Stock Fundamental Change, but after giving effect to the adjustment described above. However, in the event of a Common Stock Fundamental Change in which less than 100% of the value of the consideration received by a holder of Common Stock is common stock of the acquiror or other third party, a holder of a share of the Convertible Preferred Stock who converts a share following the Common Stock Fundamental Change will receive consideration in the form of such common stock only, whereas a holder who has converted his share prior to the Common Stock Fundamental Change will receive consideration in the form of common stock as well as any other securities or assets (which may include cash) receivable thereupon by a holder of the number of shares of Common Stock issuable upon conversion of such share of Convertible Preferred Stock immediately prior to such Common Stock Fundamental Change.

     The term "Applicable Price" means (i) in the event of a Non-Stock Fundamental Change in which the holders of the Common Stock receive only cash, the amount of cash received by the holder of one share of Common Stock and (ii) in the event of any other Non-Stock Fundamental Change or any Common Stock Fundamental Change, the average of the Closing Prices (as defined) for the Common Stock during the ten trading days (as defined) prior to and including the record date for the determination of the holders of Common Stock entitled to receive cash, securities, property or other assets in connection with such Non-Stock Fundamental Change or Common Stock Fundamental Change, or, if there is no such record date, the date upon which the holders of the Common Stock shall have the right to receive such cash, securities, property or other assets, in each case, as adjusted in good faith by the Board of Directors or the Company to appropriately reflect any of the events referred to in clauses (i) through (v) of the third paragraph of this Conversion Rights subsection.

     The term "Closing Price" of any common stock means on any day the last reported sale price regular way on such day or in case no sale takes place on such day, the average of the reported closing bid and asked prices regular way in each case on the Nasdaq National Market or, if the common stock is not quoted on such system, on the principal national securities exchange or quotation system on which such stock is listed or admitted to trading or quoted, or, if not listed or admitted to trading on any national securities exchange or quotation system, the average of the closing bid and asked prices in the over-the-counter market on such day as reported by the National Quotation Bureau Incorporated, or a similarly generally accepted reporting service, or, if not so available in such manner, as furnished by any New York Stock Exchange Member firm selected by the Company for that purpose.

     The term "Common Stock Fundamental Change" means any Fundamental Change in which more than 50% of the value (as determined in good faith by the Board of Directors of the Company) of the consideration received by holders of Common Stock consists of common stock that for each of the ten consecutive trading days referred to in the second preceding paragraph has been admitted for listing or admitted for listing subject to notice of issuance on a national securities exchange or quoted on the Nasdaq National Market, provided, however, that a Fundamental Change shall not be a Common Stock Fundamental Change unless either
(i) the Company continues to exist after the occurrence of such Fundamental Change and the outstanding shares of Convertible Preferred Stock continue to exist as outstanding Convertible Preferred Stock, or (ii) not later than the occurrence of such Fundamental Change, the outstanding shares of Convertible Preferred Stock are converted into or exchanged for shares of Convertible Preferred Stock of a corporation succeeding to the business of the Company, which Convertible Preferred Stock has powers, preferences and relative, participating, optional or other rights, and qualifications, limitations and restrictions, substantially similar to those of the Convertible Preferred Stock.

     The term "Fundamental Change" means the occurrence of any transaction or event in connection with a plan pursuant to which all or substantially all of the Common Stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive cash, securities, property or other assets (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) provided, in the case of a plan involving more than one such transaction or event, for purposes of adjustment of the conversion price, such Fundamental Change shall be deemed to have occurred when substantially all of the Common Stock of the Company shall be exchanged for, converted into, or acquired for or constitute solely the right to receive cash, securities, property or other assets, but the adjustment shall be based upon the highest weighted average per share consideration which a holder of Common Stock could have received in such transactions or events as a result of which more than 50% of the Common Stock of the Company shall have been exchanged for, converted into, or acquired for or constitute solely the right to receive cash, securities, property or other assets.

     The term "Non-Stock Fundamental Change" means any Fundamental Change other than a Common Stock Fundamental Change.

     The term "Purchaser Stock Price" means, with respect to any Common Stock Fundamental Change, the average of the Closing Prices for the common stock received in such Common Stock Fundamental Change for the ten consecutive trading days prior to and including the record date for the determination of the holders of

Common Stock entitled to receive such common stock, or if there is no such record date, the date upon which the holders of the Common Stock shall have the right to receive such common stock, in each case, as adjusted in good faith by the Board of Directors to appropriately reflect any of the events referred to in clauses (i) through (v) of the third paragraph of this subsection; provided, however, that if no such Closing Prices exist, the Purchaser Stock Price shall be set at a price determined in good faith by the Board of Directors of the Company.

     The term "Reference Market Price" shall mean $     (which is an amount
equal to 66 2/3% of the reported last sale price for the Common Stock on the
Nasdaq National Market on           , 1996) and in the event of any adjustment
to the conversion price other than as a result of a Fundamental Change, the Reference Market Price shall also be adjusted so that the ratio of the Reference Market Price to the conversion price after giving effect to any such adjustment
shall always be the same ratio of $          to the initial conversion price
specified in the first sentence of this subsection.

     Notwithstanding the foregoing provisions, the issuance of any shares of Common Stock pursuant to any plan providing for the reinvestment of dividends or interest payable on securities of the Company and the investment of additional optional amounts in shares of Common Stock under any such plan, and the issuance of any shares of Common Stock or options or rights to purchase such shares pursuant to any employee benefit plan or program of the Company or pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date the Convertible Preferred Stock was first designated (other than the occurrence of certain events under the Rights Agreement or successor thereto), and any issuance of Rights (as defined) shall not be deemed to constitute an issuance of Common Stock or exercisable, exchangeable or convertible securities by the Company to which any of the adjustment provisions described above applies. There shall also be no adjustment of the conversion price in case of the issuance of any stock (or securities convertible into or exchangeable for stock) of the Company, except as specifically described above. If any action would require adjustment of the conversion price pursuant to more than one of the provisions described above, only one adjustment shall be made and such adjustment shall be the amount of adjustment which has the highest absolute value to holders of the Convertible Preferred Stock. No adjustment in the conversion price will be required unless such adjustment would require an increase or decrease of at least 1% of the conversion price, but any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

  Lack of Established Market for the Convertible Preferred Stock

     There is currently no public market for the Convertible Preferred Stock. Although an application has been made for the listing of the Convertible Preferred Stock on the Nasdaq National Market, there can be no assurance that an active market for the Convertible Preferred Stock will develop. Future trading prices for the Convertible Preferred Stock will depend on many factors, including, among others, the Company's financial results, the market for similar securities and the volume of trading activity in the Convertible Preferred Stock.

  Rights Agreement

     Shares of Common Stock issued upon conversion of the Convertible Preferred Stock, and prior to any Distribution Date (as defined in the Rights Agreement) and the redemption or expiration of the Rights will also be issued with Rights in accordance with the terms and conditions of the Rights Agreement referred to below. See "-- Series A Preferred Stock."

  Transfer Agent

     The transfer agents, conversion agents and redemption agents of the
Convertible Preferred Stock will be           . The dividend disbursing agents
for the Convertible Preferred Stock will be           . The registrar of the
Convertible Preferred Stock will be           .

SERIES A PREFERRED STOCK

     The Series A Preferred Stock is issuable pursuant to purchase rights( the "Rights") attributable to each outstanding share of Common Stock under the Rights Agreement between the Company and the Chase Bank (the "Rights Agreement"). Under certain conditions, each right may be exercised to purchase 1/100th of a share of Series A Preferred Stock for $31.00, subject to adjustment. The rights are not exercisable or transferable apart from the Common Stock until the "Distribution Date" which would occur on the earlier of the following: (i) ten days after the date of a public announcement that a person or a group has become the beneficial owner of 15% or more of the shares of the Common Stock then outstanding (an "Acquiring Person") or (ii) ten business days after a public announcement by a person or group of a tender offer which would result in such person or group beneficially owning 15% or more of the shares of Common Stock then outstanding.

     Upon the occurrence of a "Flip In Event," each Right, other than those held by an Acquiring Person causing such occurrence, will entitle the holder to purchase Common Stock or, in certain circumstances, cash, property or other securities having value equal to two times the purchase price of the right. A Flip In Event occurs if: (i) the Company is the surviving corporation in a merger with an Acquiring Person and the Company's Common Stock remains outstanding and unchanged; (ii) an Acquiring Person is or becomes the beneficial owner of 15% or more of the then outstanding shares of the Company's Common Stock, except as set forth in the Rights Agreement; (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement; or (iv) there is an recapitalization, reclassification or similar transaction involving the Company, which has the effect of increasing by more than 1% of an Acquiring Person's proportionate share of the beneficial ownership of the outstanding shares of any class of equity securities or securities exercisable for or convertible into equity securities of the Company or any of the Company's subsidiaries.

     If at any time on or after the Distribution Date (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (or is the surviving corporation but the Company's Common Stock is changed or exchanged), or (ii) more than 50% of the Company's assets or earning power is sold or transferred, then each holder of a Right, except the Acquiring Person, shall thereafter have the right to receive, upon exercise of the Right, Common Stock of the acquiring entity having a value equal to two times the Purchase Price of the Right.

     The Rights, which do not have voting privileges, are subject to adjustment to prevent dilution, expire on March 10, 1998 and may be redeemed by the Company at a price of one cent per right at any time until ten days following the Distribution Date. See "-- Common Stock -- Limitation on Changes in Control."

COMMON STOCK

  Dividends and Voting Rights

     Subject to the dividend preferences of any outstanding shares of Preferred Stock, all shares of Common Stock are entitled to participate in such dividends as may be declared by the Board of Directors of the Company out of assets available for the payment thereof. See "Business Government
Regulation -- Dividend Regulation." The holders of the Common Stock are entitled to one vote for each share held on all matters submitted to stockholders.

  Provisions of the Restated Articles and Bylaws

     The Restated Articles provides for a classified Board of Directors, consisting of three classes as nearly equal in size as practicable. Each class holds office until the third annual stockholders' meeting electing directors following the most recent election of such class. A director may only be removed with the consent or vote of the holders of 75% of all classes of stock entitled to vote at an election of directors. Vacancies on the Board of Directors may be filled only by a majority vote of the directors in the class in which such vacancy occurs, if none so remain, by a majority vote of the directors of the other two classes.

     Under the Restated Articles, the vote of holders of 85% of the voting stock of the Company (including the affirmative vote of at least 50% of the shares entitled to vote other than those of any 30% shareholder) is required for approval upon (i) a merger or consolidation of the Company with or into another corporation; (ii) a sale or lease exchange, mortgage, pledge, transfer or other disposition of all of the assets of the Company or any majority subsidiaries having an aggregate fair market value of $5,000,000 or more to another corporation, person or entity; and (iii) an issuance or transfer by the Company or certain subsidiaries of the Company of securities of the Company or such subsidiary having an aggregate fair market value of $5,000,000 or more, in each case where the other party to the transaction is a beneficial owner, directly or indirectly, of 30% or more of the outstanding shares of any class or series of voting stock of the Company with certain exceptions. Any amendment to the Restated Articles which would amend the foregoing requirements requires the same affirmative vote unless the amendment was recommended to the shareholders by at least a majority of the entire Board of Directors and by at least two-thirds of the continuing directors. Continuing directors or those directors who were members of the Board of Directors elected by the public holders prior to the date as of which any 30% shareholder acquires in excess of 5% of the then outstanding Common Stock, or persons designated as continuing directors by a majority of the continuing directors.

  Section 607.0901 of the Florida Business Corporation Act

     The Company is a Florida corporation subject to Section 607.0901 of the Florida Business Corporation Act. Generally, Section 607.0901 prohibits a publicly held Florida corporation from engaging in an "affiliated transaction" with an "interested stockholder" unless: (i) the affiliated transaction is approved by the affirmative vote of the holders of two-thirds of the voting shares not including shares beneficially owned by the interested shareholder;
(ii) the affiliated transaction has been approved by a majority of the disinterested directors; (iii) the interested shareholder has been the beneficial owner of at least 80 percent of the corporation's outstanding voting shares for at least 5 years preceding the announcement date; (iv) the interested shareholder is the beneficial owner of at least 90 percent of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors; or (v) in the affiliated transaction, consideration paid to the holders of each class or series of voting shares would satisfy the requirements of Section 601.0901. An "affiliated transaction" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns 10% or more of the corporation's outstanding voting stock.

  Limitation on Changes in Control

     Certain of the above provisions of the Restated Articles and the Convertible Preferred Stock and Section 607.0901 could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management or deterring potential acquirors from making an offer to stockholders of the Company. This could be the case notwithstanding that a majority of the stockholders might benefit from such a change in control or offer. In addition, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. See "Business -- Government
Regulation -- Change of Control Regulation."

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of certain Federal income tax considerations relevant to the purchase, ownership and disposition of the Convertible Preferred Stock, but it does not purport to be a complete analysis of all Federal income tax considerations that may affect persons investing in the Convertible Preferred Stock. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, and IRS rulings and judicial decisions now in effect, all of which are subject to change at any time, possibly with retroactive effect.

     The following information is directed to purchasers of the Convertible Preferred Stock on original issue who are U.S. citizens or residents (or U.S. corporations) and who will hold the Convertible Preferred Stock as a "capital asset" within the meaning of Section 1221 of the Code. The following summary assumes that the Convertible Preferred Stock and the Company's Common Stock will at all time be regularly traded on an established securities market, within the meaning of applicable Treasury regulations. The summary does not address certain rules applicable to holders subject to special treatment under Federal income tax laws, such as dealers in securities, banks, insurance companies and tax-exempt organizations, and it does not discuss state, local or foreign tax law. The summary also does not discuss all aspects of Federal income taxation that may be relevant to a particular holder in light of his or its individual investment circumstances.

     The Company has not sought, nor does it intend to seek, a ruling from the IRS as to any of the matters covered by the discussion, and there can be no assurance that the IRS will not successfully challenge certain of the conclusions reached in the discussion.

     BECAUSE THE U.S. FEDERAL INCOME TAX CONSEQUENCES DISCUSSED BELOW DEPEND UPON EACH HOLDER'S PARTICULAR TAX STATUS , AND DEPEND FURTHER UPON U.S. FEDERAL TAX LAWS, REGULATIONS, RULINGS AND DECISIONS THAT ARE SUBJECT TO CHANGE (WHICH CHANGES MAY BE RETROACTIVE IN EFFECT), PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF AN INVESTMENT IN THE CONVERTIBLE PREFERRED STOCK, INCLUDING, BUT NOT LIMITED TO, THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, AS WELL AS THE CONSEQUENCES OF ANY RECENT, PENDING OR PROPOSED CHANGES IN APPLICABLE LAWS.

DIVIDENDS ON CONVERTIBLE PREFERRED STOCK

     Dividends paid on the Convertible Preferred Stock will be taxable to a holder as ordinary dividend income to the extent paid out of current or accumulated earnings and profits of the Company, as determined for Federal income tax purposes. To the extent that a distribution on the Convertible Preferred Stock to a holder is not made out of the Company's current or accumulated earnings and profits, such distribution will first be treated as a return of capital that will reduce the holder's adjusted tax basis in such Convertible Preferred Stock, and then, to the extent that the distribution exceeds the holder's adjusted tax basis in such Convertible Preferred Stock, the excess will be taxed as a capital gain. Such gain will be long-term capital gain if the holder's holding period for such Convertible Preferred Stocks is more than one year. The Company believes that its current and accumulated earnings and profits should be sufficient to cause distributions on the Convertible Preferred Stock to be taxable as dividend income, but no assurance can be given as to such treatment.

     Subject to certain limitations described below, corporations holding Convertible Preferred Stock that receive dividends paid out of the company's current or accumulated earnings and profits will be eligible for a dividends-received deduction. The deduction will equal 70% of the dividends received if the corporation receiving the dividend owns less than 20% (in voting power or value) of the stock of the Company.

     Prospective corporate investors in the Convertible Preferred Stock should consider the effect of (i) Section 246A of the Code, which reduces the dividends-received deduction allowed to a corporate stockholder that has incurred indebtedness that is "directly attributable" to an investment in portfolio stock such as the Convertible Preferred Stock, (ii) Section 246(c) of the Code, which, among other things, disallows the dividends-received deduction in respect of any dividend on a share of stock that is held for less than the minimum holding period (which generally must include at least 46 days, but which may exclude in certain instances periods during which the holder's risk of loss is diminished), and (iii) Section 1059 of the Code, which, under certain circumstances and subject to certain limitations, requires a corporate holder to reduce (but not below zero) the adjusted basis of any stock it holds for purposes of calculating gain or loss upon any subsequent disposition of the share of Convertible Preferred Stock by the "nontaxed portion" of any "extraordinary dividend." Where the basis reduction would otherwise reduce the tax basis of Convertible Preferred Stock below zero, the holder must also recognize gain to that extent upon any disposition of such stock. Generally, the nontaxed portion of an extraordinary dividend is the amount excluded from income under the dividends-received deduction. An extraordinary dividend on preferred stock, such as the Convertible

Preferred Stock, is a dividend that (i) equals or exceeds five percent of the holder's adjusted tax basis in the stock (taking into account any prior reduction in basis under Section 1059 as a result of any prior extraordinary dividend), treating all dividends having ex-dividend dates within an 85-day period as one dividend, or (ii) exceeds 20 percent of the holder's adjusted tax basis in the stock, treating all dividends having ex-dividend dates within a 365-day period as one dividend. An extraordinary dividend would also include any amount treated as a dividend in the case of a redemption that is either non-pro rata as to all stockholders or in partial liquidation of the Company, regardless of the relative amount of the dividend and regardless of the corporate holder's holding period for the Convertible Preferred Stock.

     For purposes of the corporate alternative minimum tax, alternative minimum taxable income is increased by 75% of the amount by which a corporation's adjusted current earnings in a taxable year exceeds its alternative minimum taxable income computed without regard to such item. The amount of any dividend that is included in adjusted current earnings generally will not be reduced by an 70% dividends-received deduction otherwise allowed with respect to the dividend.

REDEMPTION PREMIUM

     Pursuant to the Treasury regulations issued under Section 305 of the Code, if the redemption price of preferred stock exceeds its issue price by more than a reasonable premium, all or a portion of such redemption premium will be treated as resulting in constructive distributions over time that would be generally taxable as dividends to the extent of the Company's current or accumulated earnings and profits. A redemption premium is considered to be reasonable if as long as (i) it is in the nature of a penalty for premature redemption and (ii) such premium does not exceed the amount that the issuer would be required to pay for such redemption right under market conditions existing at the time of issuance of the preferred stock. The Company believes that the redemption premium on the Convertible Preferred Stock is reasonable under this standard and, therefore, will not be treated as resulting in taxable stock dividends.

SALE OR EXCHANGE OF CONVERTIBLE PREFERRED STOCK

     Upon a sale or exchange of Convertible Preferred Stock (other than an exchange made for Common Stock pursuant to the conversion privilege provided for under the terms of the Convertible Preferred Stock) a holder will generally recognize gain or loss for Federal income tax purposes in an amount equal to the difference between (i) the amount of cash plus the fair market value of any property received upon such sale or exchange and (ii) the holder's adjusted tax basis in the stock being sold. Such gain or loss will be long-term capital gain or loss if the stock has been held by the holder for more than one year.

REDEMPTION OF CONVERTIBLE PREFERRED STOCK

     A redemption of the Convertible Preferred Stock will be a taxable event. Such a redemption will be treated as a sale of such Convertible Preferred Stock by the holder if the redemption (i) results in a "complete termination" of the holder's stock interest in the Company under Section 302(b)(3) of the Code, (ii) is "substantially disproportionate" with respect to the holder under Section 302(b)(2) of the Code, or (iii) is "not essentially equivalent to a dividend" with respect to the holder under Section 302(b)(1) of the Code. In determining whether any of these tests has been met, shares of stock considered to be owned by the holder by reason of certain constructive ownership rules set forth in
Section 318 of the Code, as well as shares actually owned, generally must be taken into account. A holder of shares of Convertible Preferred Stock that are redeemed in a redemption pursuant to the terms of the Convertible Preferred Stock that meets one of the tests described above will recognize taxable gain or loss equal to the difference between (A) the amount of cash received by the holder (less any portion thereof attributable to accumulated and declared but unpaid dividends, which generally would be taxed as ordinary income) and (B) that holder's tax basis in the Convertible Preferred Stock redeemed. Such gain or loss will be capital gain or loss and will be long-term or short-term depending on the holder's holding period for the Convertible Preferred Stock redeemed.

     Under current law, if a redemption does not meet any of the tests described above, the cash and the fair market value of property (except, in some circumstances, stock of the Company or a successor thereto) received by the holder will be taxed as a dividend to the extent paid out of the Company's current or accumulated earnings and profits. If a redemption of the Convertible Preferred Stock is treated as a distribution that is taxable as a dividend, the holder's basis in the redeemed Convertible Preferred Stock will be transferred to the holder's remaining shares of the Company's stock (if any).

CONVERSION OF CONVERTIBLE PREFERRED STOCK

     No gain or loss will generally be recognized for Federal income tax purposes on conversion of the Convertible Preferred Stock solely into Common Stock. However, if the conversion takes place when there is a dividend arrearage on the Convertible Preferred Stock, it is possible that a portion of the Common Stock received might be treated as a taxable dividend to the extent of such dividend arrearage. Except for any Common Stock treated as payment of a dividend, the tax basis for the Common Stock received upon conversion (including any fractional share deemed received) will be the tax basis of the convertible Preferred Stock converted, and the holding period of the Common Stock received upon conversion (including any fractional share deemed received) will include the holding period of the Convertible Preferred Stock converted into such Common Stock. The receipt of cash in lieu of a fractional share upon conversion of Convertible Preferred Stock to Common Stock will, upon receipt of cash, generally be treated as a sale of such fractional share of Common Stock in which the holder will recognize taxable gain or loss equal to the difference between the amount of cash received and the holder's tax basis in the fractional share redeemed. Such gain or loss will be capital gain or loss and will be long-term or short-term depending on the holder's holding period for the fractional share redeemed.

ADJUSTMENTS TO CONVERSION PROVISIONS

     Treasury regulations issued under Section 305 of the Code treat certain adjustments to conversion provisions of stock such as the Convertible Preferred Stock as constructive distributions of stock with respect to preferred stock. Such constructive distributions of stock would be taxable to holders of Convertible Preferred Stock as described above under the caption "Dividends on Convertible Preferred Stock." Any adjustment increasing the number of shares of Common Stock into which the Convertible Preferred Stock can be converted could constitute a constructive distribution of stock to holders of Convertible Preferred Stock unless made pursuant to a bona fide, reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of Convertible Preferred Stock. Any adjustment in the conversion price to compensate for taxable distributions of cash or property on any of the outstanding Common Stock of the Company will be treated as a constructive distribution of stock to holders of Convertible Preferred Stock. The Company is unable to predict whether any such adjustment will be made.

BACKUP WITHHOLDING

     Certain non-corporate holders of the Convertible Preferred Stock may be subject to backup withholding at the rate of 31% with respect to dividends paid on, or the proceeds of a sale or exchange of, the Convertible Preferred Stock or Common Stock. Generally, backup withholding applies only when the taxpayer (i) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, (ii) is notified by the IRS that he has failed to report payments of interest and dividends properly or (iii) under certain circumstances, fails to certify that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest and dividend payments. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a holder's U.S. Federal income tax liability, provided such holder furnishes the required information to the IRS.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated             , 1996 (the "Underwriting Agreement"), the
Underwriters named below (the "Underwriters"), for whom CS First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation, Furman Selz LLC and McDonald & Company Securities, Inc. are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company the following respective numbers of shares of Convertible Preferred
Stock:

                                                                             NUMBER OF
                                                                             SHARES OF
                                                                            CONVERTIBLE
                                                                             PREFERRED
                                   UNDERWRITER                                 STOCK
        ------------------------------------------------------------------  -----------
        CS First Boston Corporation.......................................
        Donaldson, Lufkin & Jenrette Securities Corporation...............
        Furman Selz LLC...................................................
        McDonald & Company Securities, Inc................................
                                                                            -----------
                  Total...................................................    2,000,000
                                                                               ========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Convertible Preferred Stock offered hereby (other than those shares of Convertible Preferred Stock covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     American Bankers has granted the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 300,000 additional shares of Convertible Preferred Stock at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in sale of shares of Convertible Preferred Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Convertible Preferred Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     The Company has been advised by the Representatives that the Underwriters propose to offer the Convertible Preferred Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession
of $            per share of Convertible Preferred Stock and the Underwriters
and such dealers may allow a discount of $            per share of Convertible
Preferred Stock on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

     During the period commencing             , 1996 and continuing for 90 days,
the Company and its directors and certain executive officers have agreed that, without CS First Boston Corporation's written permission, they will not offer, sell, or contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any additional shares of Convertible Preferred Stock or Common Stock or securities convertible into or exchangeable or exercisable for any shares of Convertible Preferred Stock or Common Stock or publicly disclose of its intention to make any offer, sale, pledge, disposal or filing except for 30,000 shares of Common Stock acquired under one of the Company's stock option plans.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

     Eugene M. Matalene, Jr., a director of the Company, is a Managing Director of Corporate Finance at Furman Selz LLC, a managing underwriter of this Offering. The Company has engaged and intends in the future to engage Furman Selz LLC in connection with such financial matters as it deems appropriate.

     Certain of the Underwriters and their affiliates have from time to time performed, and continue to perform, various investment banking and commercial banking services for the Company for which they have received customary compensation.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Convertible Preferred Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Convertible Preferred Stock are affected. Accordingly, any resale of the Convertible Preferred Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Convertible Preferred Stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Convertible Preferred Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Convertible Preferred Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION AND ENFORCEMENT

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights for damages or recission or rights of action under the civil liability provisions of the U.S. federal securities laws.

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Convertible Preferred Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Convertible Preferred Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of the Convertible Preferred Stock acquired on the same date and under the same prospectus exemption.

                                 LEGAL MATTERS

     The validity of the Convertible Preferred Stock and any American Bankers Common Stock issuable upon conversion of such Convertible Preferred Stock will be passed upon for American Bankers by Jorden Burt Berenson & Johnson LLP and certain matters will be passed upon or on behalf of the Underwriters by Dewey Ballantine. Dewey Ballantine will rely upon the opinion of Jorden Burt Berenson & Johnson LLP with respect to certain matters regarding Florida law. James F. Jorden, a director of the Company, is a partner in the law firm of Jorden Burt Berenson & Johnson LLP, which law firms serves as the Company's general counsel. Mr. Jorden owns directly and indirectly 2,850 shares of Common Stock and holds options to acquire 3,000 shares of Common Stock under the Company's Non-Employee Directors' Stock Option Plan.

                                    EXPERTS

     The Consolidated Financial Statements of the Company as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

- ------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    3
Prospectus Summary....................    4
The Company...........................    9
Use of Proceeds.......................   11
Price Range of Common Stock and
  Dividends...........................   11
Capitalization........................   12
Selected Historical Consolidated
  Financial and Operating Data........   13
Management's Discussion and Analysis
  of Results of Operations and
  Financial Condition.................   15
Business..............................   21
Description of Capital Stock..........   31
Certain United States Federal Income
  Tax Considerations..................   41
Underwriting..........................   45
Notice to Canadian Residents..........   46
Legal Matters.........................   47
Experts...............................   47

- ------------------------------------------------------

- ------------------------------------------------------

                                      LOGO
                       AMERICAN BANKERS INSURANCE GROUP

                                2,000,000 Shares

                       $              Series B Cumulative
                          Convertible Preferred Stock
                     (liquidation preference $50 per share)


                                   PROSPECTUS


                                CS First Boston

                          Donaldson, Lufkin & Jenrette
                               Securities Corporation

                                  Furman Selz

                               McDonald & Company
                                Securities, Inc.


- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the issuance and distribution of the securities being registered are as follows:

    Securities and Exchange Commission Registration Fee.......................  $ 39,655
    Nasdaq National Market Listing Application Fee............................    11,500
    NASD Filing Fee...........................................................    12,000
    Accounting Fees and Expenses..............................................    50,000
    Transfer Agent and Registrar Fees.........................................    12,000
    Blue Sky Fees and Expenses................................................    15,000
    Legal Fees and Expenses...................................................   155,000
    Printing and Engraving....................................................    80,000
    Fees of Rating Agencies...................................................   102,000
                                                                                --------
              Total...........................................................  $477,155
                                                                                ========

     All expenses other than the Securities and Exchange Commission Registration Fee, NASD Filing Fee and Nasdaq Listing Application Fee are estimated.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Reference is made to Section 607.0850 of the Florida Business Corporation Act under whose laws the registrant is incorporated, which provides for indemnification of directors and officers in certain circumstances. Article VI of the Articles of Incorporation of the registrant provides for the indemnification of directors and officers to the fullest extent provided by Florida law.

     The Underwriting Agreement filed as Exhibit 1 to this Registration Statement provides for the indemnification by the Underwriters of the Company, and by the Company of the Underwriter, against certain liabilities under the Securities Act of 1933, as amended.

     The Company has obtained liability insurance of up to $5,000,000 on behalf of the directors and officers of the Company for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Company. The Company's deductible for each loss relating to any one director or officer is $______ and will not exceed $______ for any loss involving multiple directors and officers. Losses due to any litigation prior to or pending prior to the inception of the policy, any action between directors or officers, or any loss due to regulatory penalties are not covered by the policy.

ITEM 16.  EXHIBITS.

     The following Exhibits are filed as part of this Registration Statement:

 1      -- Form of Underwriting Agreement
 4      -- Amended and Restated Articles of Incorporation (including the designation for the
           Convertible Preferred Stock)*
 5      -- Opinion of Jorden Burt Berenson & Johnson LLP*
 7.1    -- Opinion of Jorden Burt Berenson & Johnson LLP relating to liquidation preference of
           Convertible Preferred Stock*
12      -- Schedule of Computation of Ratio of Earnings to Fixed Charges
23.1    -- Consent of Price Waterhouse LLP
23.2    -- Consent of Jorden Burt Berenson & Johnson LLP (included in Exhibit 5)*
24      -- Power of Attorney (included in signature page)
27      -- Financial Data Schedule(1)
28      -- Information from reports furnished to State Insurance regulatory authorities(2)

- ---------------

 *  To be filed by amendment
(1) Incorporated by reference herein from the Registrant's Form 10-Q for March 31, 1996.
(2) Incorporated by reference herein from the Registrant's Form 10-K for December 31, 1995.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable ground to believe that it meets all requirements for filing on Form S-3 and has duly caused this Form S-3 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida on the 28th day of June, 1996.

                                          AMERICAN BANKERS INSURANCE GROUP, INC.

                                          By:      /s/  R. KIRK LANDON

                                            ------------------------------------
                                                       R. Kirk Landon
                                                   Chairman of the Board

                               POWER OF ATTORNEY

     The undersigned directors and officers of American Bankers Insurance Group, Inc. hereby constitute and appoint Gerald N. Gaston and Floyd G. Denison, and each of them individually, with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement (and, in addition, any registration statement filed pursuant to Rule 462(b) under the Securities Act for the offering of the securities to which this Registration Statement relates) and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm all that such attorneys-in-fact, or their substitutes shall lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Form S-3 Registration Statement has been signed by the following persons in the capacities indicated on June 28, 1996.

                  SIGNATURE                                        TITLE
- ---------------------------------------------  ----------------------------------------------
                 /s/  R. KIRK LANDON           Chairman of the Board
- ---------------------------------------------
               R. Kirk Landon

               /s/  GERALD N. GASTON           Vice Chairman of the Board, Chief Executive
- ---------------------------------------------    Officer & President
              Gerald N. Gaston

               /s/  ARTHUR W. HEGGEN           Chief Accounting Officer, Chief Financial
- ---------------------------------------------    Officer, Vice President and Treasurer
              Arthur W. Heggen

            /s/  WILLIAM H. ALLEN, JR.         Director
- ---------------------------------------------
            William H. Allen, Jr.

          /s/  NICHOLAS A. BUONICONTI          Director
- ---------------------------------------------
           Nicholas A. Buoniconti

              /s/  ARMANDO M. CODINA           Director
- ---------------------------------------------
              Armando M. Codina

                 /s/  PETER J. DOLARA          Director
- ---------------------------------------------
               Peter J. Dolara

                  SIGNATURE                                        TITLE
- ---------------------------------------------  ----------------------------------------------
                /s/  JAMES F. JORDEN           Director
- ---------------------------------------------
               James F. Jorden

                   /s/  JACK F. KEMP           Director
- ---------------------------------------------
                Jack F. Kemp

             /s/  MALCOLM G. MACNEILL          Director
- ---------------------------------------------
             Malcolm G. MacNeill

         /s/  EUGENE M. MATALENE, JR.          Director
- ---------------------------------------------
           Eugene M. Matalene, Jr.

               /s/  ALBERT H. NAHMAD           Director
- ---------------------------------------------
              Albert H. Nahmad

           /s/  NICHOLAS J. ST. GEORGE         Director
- ---------------------------------------------
           Nicholas J. St. George

               /s/  ROBERT C. STRAUSS          Director
- ---------------------------------------------
              Robert C. Strauss

            /s/  GEORGE E. WILLIAMSON          Director
- ---------------------------------------------
            George E. Williamson

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                          DESCRIPTION
- ------      ------------------------------------------------------------------------------------
  1     --  Form of Underwriting Agreement
  4     --  Amended and Restated Articles of Incorporation (including designation for the
            Convertible Preferred Stock)*
  5     --  Opinion of Jorden Burt Berenson & Johnson LLP*
  7.1   --  Opinion of Jorden Burt Berenson & Johnson LLP relating to liquidation preference of
            Convertible Preferred Stock*
 12     --  Schedule of Computation of Ratio of Earnings to Fixed Charges
 23.1   --  Consent of Price Waterhouse LLP
 23.2   --  Consent of Jorden Burt Berenson & Johnson LLP (included in Exhibit 5)*
 24     --  Power of Attorney (included in signature page)*
 27     --  Financial Data Schedule(1)
 28     --  Information from reports furnished to State Insurance regulatory authorities(2)

- ---------------

 *  To be filed by amendment
(1) Incorporated by reference herein from the Registrant's Form 10-Q for March 31, 1996.
(2) Incorporated by reference herein from the Registrant's Form 10-K for December 31, 1995.